QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

2003 Annual Report

Corporate Profile

        Biovail is a world leader in the development, manufacture and marketing of pharmaceutical products utilizing advanced drug delivery technologies that provide significant therapeutic advantages over existing formulations. Biovail has a number of proprietary drug delivery technology platforms that can be applied to existing in-market drugs to develop enhanced formulations that offer more consistent drug release, greater patient compliance and, potentially, superior efficacy and lower incidence of side effects. Biovail focuses on the development and commercialization of products in its core therapeutic categories: cardiovascular disease, central nervous system ("CNS") disorders and pain management, as well as other areas. Biovail's products are sold internationally, either through the Company's own sales and marketing organizations or through strategic marketing partnerships. Biovail's branded products include Cardizem LA, Zovirax, Teveten, Ativan, Vasotec, and Tiazac. In addition, the Company maintains an extensive drug development pipeline of novel therapeutics at various stages of development. Biovail operates facilities in the U.S., Canada, Ireland, Puerto Rico and Barbados. Biovail trades on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BVF.

1	Financial Highlights
2	Biovail at a Glance
4	Letter to Shareholders
10	Strategic Overview
12	Full Integration
14	Biovail Brands
16	Product Pipeline
18	Biovail Products
20	Financial Review

Financial Highlights

	Years ended December 31
	2003	2002	2001
	(All dollar amounts expressed in thousands of U.S. dollars, except per share data)
Total revenue	$823,722	$788,025	$583,263
Research and development expenses	86,570	52,150	51,017
Selling, general and administrative expenses	242,771	166,397	109,028
Net income (loss)	(27,265)	87,795	87,488
Diluted earnings (loss) per share	$(0.17)	$0.55	$0.58
Cash flows from operating activities	281,979	334,104	284,121
Total assets	$1,922,774	$1,833,804	$1,331,483
Number of employees, end of year	1,958	1,857	1,425

2003 Annual Report  1

Biovail at a Glance

Key Therapeutic Categories

Cardiovascular Disease

Biovail's commercial portfolio of products for the treatment of cardiovascular disease includes several of the world's most recognized and best selling brands, including Cardizem and Vasotec. The Company has, or is developing, technically advanced formulations of these leading products, which are sold by Biovail in the U.S. The Company continues to develop improved drug formulations for many leading cardiovascular medicines, with emphasis on the high-volume hypertension and lipid-lowering product sectors.

2003 Highlights

•
Approval and launch of Cardizem LA, a novel controlled-release once-daily version of diltiazem, a calcium channel blocker. Cardizem LA is the only once-daily diltiazem approved for both evening and morning administration.

•
Approval and launch of Teveten HCT — indicated for the treatment of hypertension. Teveten HCT combines the angiotensin receptor blocker ("ARB") eprosartan mesy-late with hydrochlorothiazide ("HCT"), a diuretic, in a fixed-dose combination.

•
Filing of a supplemental New Drug Application ("NDA") for Cardizem LA for the angina indication.

Estimated U.S. Market Size
Cardiovascular* (in billions of dollars)

CNS Disorders

CNS disorders, including clinical depression, degenerative diseases and anxiety, represent a key focus area for Biovail. The Wellbutrin XL partnership with GlaxoSmithKline ("GSK") is expanding the Company's presence in this growing therapeutic market. Biovail will continue to investigate and develop its research and development ("R&D") efforts for other CNS products, incorporating its proprietary drug delivery technologies.

2003 Highlights

•
Approval and launch of Wellbutrin XL (extended-release buproprion) by strategic partner GSK. The Wellbutrin XL launch was among the most successful launches in pharmaceutical industry history.

•
Acquisition of U.S. rights to Ativan (lorazepam) from Wyeth, providing Biovail with one of the most well-recognized brand names for the treatment of anxiety.

•
Advance of the development program for an enhanced formulation of venlafaxine (Effexor), marketed by Wyeth for the treatment of depression, generalized anxiety disorder and social anxiety disorder.

Estimated U.S. Market Size
CNS* (in billions of dollars)

2  Biovail Corporation

Pain Management

Biovail is developing innovative pharmaceuticals to treat pain. An estimated 50 million people in North America suffer from clinically significant pain. This pain dramatically affects quality of life through reduced mobility, lost work and the inability to enjoy everyday activities. Ralivia ER and Ralivia FlashDose represent important new products in this category. The Company will apply its drug delivery technologies, including FlashDose, to other pain therapeutics to develop novel pharmaceuticals to alleviate the suffering and impact of pain.

2003 Highlights

•
Submission of NDA for Ralivia ER (extended-release tramadol) for the treatment of moderate to moderately severe pain.

•
Completion of clinical development for Ralivia FlashDose, leading to a first quarter 2004 NDA submission. This prod uct complements the extended-release version of Ralivia.

Estimated U.S. Market Size
Pain Management* (in billions of dollars)

Other Therapies

Biovail is also developing a number of novel pharmaceuticals in other select therapeutic categories utilizing the Company's drug delivery technologies. These products offer potential clinical and competitive advantages over existing formulations. Among the products recently launched or in advanced stages of development are:

2003 Highlights

•
Glumetza (extended-release metformin): Developed for the treatment of Type II (adult onset) diabetes, which accounts for 90% of the more than 17 million diagnosed cases of diabetes in the U.S., Glumetza completed Phase III studies in 2003. An NDA was submitted in April 2004 for 500 mg and 1000 mg strengths.

•
Zovirax (acyclovir) Ointment & Cream: Biovail owns the U.S. rights to topical formulations of Zovirax, the world's leading acyclovir product for the treatment of genital herpes and herpes labialis (cold sores). Launched in 2003, Zovirax Cream — targeting the cold sore market — represents a high-quality line extension to this product.

•
Oral acyclovir: Biovail acquired North American rights for a controlled-release oral formulation of acyclovir from Flamel Technologies for the treatment of episodic and recurrent genital herpes infections.

2003 Annual Report  3

Dear Shareholders

[PHOTO]	Eugene N. Melnyk Chairman of the Board and Chief Executive Officer

Since inception, Biovail's goal has been to become a fully integrated pharmaceutical company with a significant, internally directed, North American sales and marketing capability. Over the past 10 years, Biovail has evolved from a research-driven developer of pharmaceutical products utilizing novel drug delivery technologies to an integrated company capable of developing, manufacturing, distributing and detailing its products directly to physicians in Canada and, more recently, in the U.S.

During 2003, important decisions were made to strengthen Biovail's U.S. pharmaceutical business. These investments included the hiring of a new executive team to manage Biovail's presence in the U.S. marketplace. These investments also included integrating critical product development functions and commercial operations in Bridgewater, New Jersey, investing in the expansion of our manufacturing capacities, strengthening our sales force and investing in the promotion of our key products, including Cardizem LA, which was launched in April 2003.

These necessary investments have better positioned Biovail in the U.S. market; however, these investments impacted Biovail's short-term financial performance. The challenges Biovail faced in 2003 are recognized as those that any progressive, growing company must address as it turns the corner towards full integration and sustainable profitability. Biovail today is stronger as a company because of the necessary and targeted investments made throughout 2003 and that will continue to be made in 2004. The benefits from these investments are already visible and reflected in recent prescription trends for our key promoted products and in the attainment of numerous pipeline milestones.

4  Biovail Corporation

During 2003, Biovail launched a record four major new products in the U.S.: Cardizem LA, Teveten HCT, Zovirax Cream and, through GSK, Wellbutrin XL. This required our manufacturing operations to increase capacity to meet demand. It also required an aggressive investment in an expansion of our U.S. sales and marketing operations. The investment in our U.S. pharmaceutical business is a critical component in optimizing the potential of Biovail's in-market products, as well as the numerous pipeline products to be launched in future years.

It was also an excellent year in terms of product development. In 2003, Biovail received an unprecedented number of NDA approvals, completed numerous late-stage clinical programs and added over 10 new developmental programs to our pipeline. At the same time, we integrated our sales and marketing operations with select R&D functions, an initiative with clear long-term advantages.

These vital infrastructure enhancements are complemented by the hiring of key senior executives who will play critical roles in the U.S. sales growth of our existing portfolio, as well as in the successful development and launch of our pipeline products.

Today, Biovail is moving forward. During the first four months of 2004, Biovail submitted two NDAs and received approval for a supplemental NDA for the angina indication for Cardizem LA. Biovail will continue to make further targeted investments in its U.S. pharmaceutical business to ensure superior results in 2004 and beyond.

Given the investments described above, I have never been more confident in the future of Biovail. This is an important time in the Company's evolution as these investments will allow Biovail to turn the corner towards achieving greater U.S. market penetration.

2003 Annual Report  5

I would like to take this opportunity to comment on the strategic rationale involved in making certain key decisions and investments in 2003.

Investments versus the bottom line

To be a fully integrated pharmaceutical company in the U.S., Biovail needed to make necessary strategic decisions regarding its U.S. operations — especially in the area of sales and marketing. These modifications were made to ensure we could compete with industry leaders and continue to grow and maximize profitability. These initiatives impacted 2003's bottom line. However, the core of Biovail's business is significantly stronger now because of these investments.

In 2003, Biovail took a number of major steps to improve integration and infrastructure. First and foremost among these was the integration of our U.S. commercial operations with select R&D functions in Bridgewater, New Jersey — in the heart of the U.S. pharmaceutical industry. This will allow for a more seamless blending of R&D with sales and marketing. The anticipated result is a smoother, faster timeline from development to market, and a sharper focus on emerging market opportunities where the application of Biovail's innovative delivery technologies can create product advantages in a highly competitive environment.

Our manufacturing capacity was also expanded to keep up with current and anticipated future demand for important brands such as Cardizem LA and Wellbutrin XL, as well as new products. Our larger facility in Manitoba is capable of producing 1.8 billion units a year — enough to keep up with the growing demand generated by our U.S. sales operation and marketing partners, critical contributors to long-term growth.

Finally, we supported these initiatives by significantly enhancing our executive team, adding several seasoned and experienced industry professionals to lead Biovail's initiatives in the U.S. market. Important senior appointments in 2003 included commercial operations, R&D, regulatory and pharmaceutical sciences and manufacturing.

For Biovail, 2003 was a year of transition. During 2004, Biovail will continue to invest, primarily in its U.S. pharmaceutical business. Biovail will strategically add a cardiovascular specialty sales force dedicated to detailing Cardizem LA, Teveten and Teveten HCT to cardiologists, and will add a dedicated specialty sales force to market Zovirax to dermatologists and obstetrician-gynecologists. These initiatives will help ensure that 2004 and beyond will yield superior results.

6  Biovail Corporation

Biovail's portfolio and pipeline

The potential of Biovail's current product portfolio and the strength of its pipeline are important factors in developing sustainable long-term growth and profitability.

Biovail's business model emphasizes the combination of strong established brands with novel formulations leading to organic growth. The Company currently has a number of key brands, such as Cardizem, Ativan, Vasotec and Zovirax, which enjoy wide acceptance among the world's health care professionals and patients. We have already added value to some of these brands through line extensions and new enhanced formulations. In April of 2003, we successfully launched Cardizem LA, a novel, once-daily antihypertensive with specific therapeutic advantages. Cardizem LA is an excellent example of a product that addresses an identified yet previously unmet need of the medical community, and its launch was the most successful in the Company's history.

We will continue to leverage the tremendous potential of these well established brands, through expanded sales efforts and by using our proprietary drug delivery technologies to create improved formulations or unique combination products that better serve patients and practitioners.

Another example of this strategy is our partnership with GSK on the highly successful launch of Wellbutrin XL, the Biovail-developed once-daily formulation of one of the world's leading antidepressants. The conversion rate from multiple-dose to once-daily dosing for Wellbutrin XL is one of the fastest ever in the U.S. pharmaceutical industry. In fact, demand for this product is one of the reasons for expansion of our manufacturing operations.

In addition, we will supplement these flagship brands with the addition of new products from Biovail's extensive development pipeline, which is currently the strongest it has ever been. The commercialization of these new products will be undertaken either directly by Biovail or through out-licensing to strategic partners, depending on resources, synergies and market factors, thus ensuring maximum return in each instance.

2003 Annual Report  7

2004 and beyond

Following a year of transition, Biovail is progressing towards achieving additional milestones in the Company's evolution. Biovail is confidently moving forward with conservative guidance, financial transparency and a plan for further targeted growth-oriented investments in 2004. Biovail will continue to capitalize on sales revenue from our existing product portfolio and further develop our strong and maturing pipeline. Biovail completed numerous late-stage clinical programs in 2003, and a number of significant filings are anticipated in 2004. Among these are the recent NDA filing of Ralivia ER, a once-daily formulation of tramadol, which is targeting the $13.9 billion non-narcotic and narcotic portion of the U.S. pain market, and the recent submission of Glumetza, a once-daily metformin product for diabetes.

Revenue from U.S. sales operations is expected to continue to grow as a result of optimized geographic coverage and an expanded number of sales representatives. We will continue to leverage Biovail's strong brands and will benefit from the invaluable input from the newer members of the Company's strong management team.

Looking forward, we are confident that the return on investments made in 2003 and ongoing investments in key areas, such as continued expansion of the U.S. sales operations, will be realized. We are committed to achieving superior results in 2004 and beyond. Returns will be seen through new product launches, continued growth in sales and revenue, and expedited maturation of high-value products through our pipeline.

On behalf of Biovail's Board of Directors and employees, I would like to thank our shareholders for their continued support of the Company and I look forward to communicating Biovail's progress over the coming year.

Eugene N. Melnyk
Chairman of the Board and
Chief Executive Officer

8  Biovail Corporation

Executing the Strategy

[PHOTO]

2003 Annual Report  9

Strategic Overview

Years of investment in the development of advanced novel drug delivery-based products have provided Biovail with an impressive portfolio of branded products, as well as a dynamic pipeline, including several significant therapeutics in late-stage development. Biovail's strategy is to maximize the value of its current and future products, while continuing to develop new, better medications that meet identified needs of health care professionals and patients.

Organic growth

Biovail's current product portfolio includes a number of major, established brands, including Ativan, Cardizem, Vasotec and Zovirax. Each of these has significant brand equity, which Biovail will continue to leverage in various ways, from line extensions to more comprehensive and targeted sales efforts. The result will be continued revenue growth, especially from the large U.S. market, where our newly expanded and optimized sales force will work to increase market penetration.

Expanding our portfolio

At the same time, Biovail will expand its portfolio with exciting new products. In 2003, the Company completed numerous late-stage clinical development programs, with a number of exciting NDAs to be submitted in 2004. Already in 2004, an NDA for Ralivia ER, a once-daily formulation of tramadol for moderate to moderately severe pain, has been filed. Additionally, NDAs have been submitted for Ralivia FlashDose, a dosage form that offers a choice of administration with or without water, and, most recently, Glumetza, a once-daily formulation of metformin for the treatment of Type II diabetes.

Steady progress

Biovail will continue to make carefully considered strategic investments in sales, infrastructure and development pipeline programs as it pursues a course of methodical growth. Recent investments, such as the integration of sales and marketing with select R&D functions in New Jersey, have already begun to contribute to this growth. Other investments, such as the ongoing expansion of U.S. sales and marketing operations, are expected to have a long-term positive impact on the bottom line by maximizing the potential of our current and future products.

10  Biovail Corporation

[PHOTO]

The strengthening of our North American operations better positions Biovail to execute on its core strategy of applying drug delivery technologies to developing enhanced pharmaceuticals to address unmet patient needs, while capitalizing on established markets and well-recognized brands.

2003 Annual Report  11

Full Integration

By pursuing a strategy of full integration, Biovail's objective is to optimize its return on investment and revenue for its branded, generic and partnered products. From innovative R&D, to regulatory approval, to manufacturing, to North American sales and marketing operations, the Company is able to control all aspects of the process.

Research and development

Biovail is an industry leader in once-daily controlled-release and other novel drug delivery technologies. The Company owns several proprietary drug delivery technology platforms, including CEFORM, Consurf, FlashDose, Smartcoat, Fastab and Shearform. These can be applied to existing in-market drugs to produce new formulations with significant advantages, both in clinical efficacy and patient convenience.

Manufacturing

With state-of-the-art cGMP manufacturing facilities in Canada and Puerto Rico specifically designed for the complexities of products utilizing advanced drug delivery technologies, Biovail can cost-effectively produce its own branded products. Recent expansion allows Biovail to handle the steadily increasing demand for its own and partnered products, such as Cardizem LA and Wellbutrin XL.

Sales and marketing

Maximizing the tremendous potential of its portfolio of branded products is crucial to Biovail's growth and profitability. The Company has focused on developing a strong, results-oriented, North American sales and marketing network. The U.S. operation, Biovail Pharmaceuticals, Inc., will have approximately 600 representatives detailing physicians across the country, including two new specialty sales forces — one dedicated to cardiologists, the other to dermatologists and obstetrician-gynecologists. In addition, with 78 representatives, Biovail Pharmaceuticals Canada is one of Canada's fastest growing pharmaceutical companies.

Recent initiatives

To take full advantage of the synergies of its divisions, Biovail has recently integrated U.S. sales operations with select R&D functions in Bridgewater, New Jersey. By relocating to the heartland of the U.S. pharmaceutical industry, Biovail has been able to draw on the executive talent and resources of the area and increase the efficiencies of two crucial components of the Company.

12  Biovail Corporation

[PHOTO]

Biovail's move to Bridgewater, New Jersey, in the heartland of the U.S. pharmaceutical industry, allows us to draw on an exceptional talent pool of experienced industry professionals. This enables us to move products more quickly from development to pharmacy shelves.

2003 Annual Report  13

Biovail Brands

Biovail's portfolio currently includes some of the world's best known and most successful pharmaceutical brands — brands that are respected by prescribers and patients alike. These offer significant potential for sales growth through innovative marketing efforts as well as through leveraging the brand names with line extensions and new, improved formulations.

Leading products

With Cardizem and Vasotec, Biovail's cardiovascular portfolio includes two of the five leading cardiovascular products in the world. These, and other Biovail brands, such as Ativan (a treatment for anxiety) and Zovirax (for the treatment of herpes), enjoy wide acceptance and usage. The Company's objective is to add value to these products through line extensions and improved formulations developed by the application of its proprietary drug delivery technologies. Cardizem LA, a novel, therapeutically advanced once-daily diltiazem formulation is one example of this strategy. Cardizem LA has already captured more than 10% of new prescriptions for once-daily diltiazem products in the U.S.

Successful partnerships

This strategy has also been successfully utilized in Biovail's partnerships with leading international pharmaceutical companies. For example, Biovail applied its controlled-release drug delivery technology to develop GSK's Wellbutrin XL, a once-daily formulation of bupropion, one of the world's leading antidepressants. Biovail manufactures Wellbutrin XL, for which GSK holds the U.S. NDA and is responsible for sales and marketing. The 2003 launch of Wellbutrin XL was one of the most successful in GSK's history and among the most successful new product launches ever in the U.S.

Building the portfolio

Cardizem LA and Wellbutrin XL are expected to achieve consistently higher shares of their respective U.S. markets. Continued sales growth of Biovail's branded products will be enhanced through the expansion of its U.S. sales and marketing operations. In addition, the Company will continue to pursue select out-licensing opportunities and marketing partnerships. Biovail will also grow its branded product portfolio through the addition of exciting new products recently filed or in late-stage development, such as Ralivia ER, a once-daily tramadol formulation, and Glumetza, a once-daily formulation of metformin. With a rich development pipeline, the future prospects for Biovail's commercial product portfolio are excellent.

14  Biovail Corporation

[Graphic]

The development of Cardizem LA, a novel, once-daily formulation of diltiazem that offers therapeutic advantages, is one example of how Biovail can add significant value to established and well respected products. The 2003 U.S. launch of Cardizem LA was an important step in establishing Biovail in the U.S. pharmaceutical marketplace.

2003 Annual Report  15

Product Pipeline

A solid, productive development pipeline is essential to providing a continuous flow of successful branded products to the marketplace. Biovail's pipeline is currently stronger than it has ever been and the Company continues to set the standard in terms of new product development and regulatory filings.

A record year

In 2003, Biovail received U.S. Food and Drug Administration ("FDA") approval for two new pharmaceutical products, making it the most productive year in the Company's history. More importantly, however, numerous late-stage clinical programs were completed as several key new products advanced through their development paths. In addition, over 10 new developmental programs were added to the Biovail pipeline.

Leading the industry

Biovail's new product development pipeline is among the most productive in the global pharmaceutical industry. For example, in 2003, Biovail was one of only eight companies in the world to receive more than one NDA approval for novel products. In 2004, Biovail anticipates filing four NDAs — a remarkable accomplishment given that the FDA receives, on average, only 117 NDAs per year from the entire pharmaceutical and biotech industry.

Focus on key categories

Biovail's development pipeline is focused on high-volume therapeutic categories, including cardiovascular disease, central nervous system disorders, pain management and other markets, including anti-viral therapies. Development efforts are focused on compounds that meet well defined medical needs, can be improved by the application of Biovail's proprietary drug delivery technologies and can be commercialized quickly and efficiently. Among the exciting products in Biovail's development pipeline are novel formulations of acyclovir (Zovirax), sumatriptan (Imitrex), zolpidem (Ambien) and venlafaxine (Effexor). In addition, the Company continues to carefully evaluate new compounds for addition to its development pipeline.

16  Biovail Corporation

[PHOTO]

Following on two NDA approvals in 2003, we have already filed the NDA for Ralivia ER and submitted two additional NDAs in 2004. We anticipate two more regulatory submissions by year end.

2003 Annual Report  17

Biovail Products

Product	Therapeutic Area	Indications	Therapeutic Market Size
Promoted Products U.S. Cardizem LA Teveten Teveten HCT Zovirax Cream Zovirax Ointment	Cardiovascular Cardiovascular Cardiovascular Anti-viral Anti-viral	Hypertension / angina Hypertension Hypertension Herpes labialis (cold sores) Genital herpes	$14.9 billion $14.9 billion $14.9 billion $1.1 billion $1.1 billion

Promoted Products Canada Monocor Tiazac Retavase Wellbutrin SR Zyban	Cardiovascular Cardiovascular Cardiovascular CNS CNS	Hypertension Hypertension / angina Acute myocardial infarction Depression Smoking cessation	$1.8 billion $1.8 billion $43 million $0.9 million $13 million

Marketed by Licensed Partners Tiazac[1] Wellbutrin XL2	Cardiovascular CNS	Hypertension / angina Depression	$14.9 billion $13.6 billion

Legacy Products Ativan Cardizem CD Cedax Isordil Rondec Vasotec Vaseretic	CNS Cardiovascular Antimicrobial Cardiovascular Allergy Cardiovascular Cardiovascular	Anxiety Hypertension / angina Respiratory infections Angina Cough, cold, allergy Hypertension / congestive heart failure Hypertension / congestive heart failure	$0.9 billion $14.9 billion $2.2 billion $0.3 billion $1.1 billion $14.9 billion $14.9 billion

Bioequivalent (generic) Products
Adalat CC (nifedipine extended-release)[3]
Cardizem CD (diltiazem controlled-release)[3]
Procardia XL (nifedipine extended-release)[3]
Tiazac (diltiazem)[4]
Trental (pentoxifylline)[3]
Voltaren XR (diclofenac controlled-release)[3]	Cardiovascular Cardiovascular Cardiovascular Cardiovascular Cardiovascular Inflammation	Hypertension / angina Hypertension / angina Hypertension / angina Hypertension / angina Peripheral vascular disease Arthritis	$14.9 billion $14.9 billion $14.9 billion $14.9 billion $0.2 billion $8.5 billion

1 Tiazac is distributed by Forest Laboratories, Inc. in the United States.

2 Wellbutrin XL is marketed by GlaxoSmithKline in the United States.

3 Distributed by Teva Pharmaceutical.

4 Distributed by Forest Laboratories, Inc.

18  Biovail Corporation

Product Pipeline

Product	Indication	Current Status
Cardiovascular Tiazac XC (diltiazem) Glumetza (metformin) Vasotec XL (enalapril) Teveten SB (eprosartan)	Hypertension Type II diabetes Hypertension Hypertension	Regulatory review (Canada) Regulatory review Under development Under development

Central Nervous System Zolpidem ODT Fluoxetine ODT Venlafaxine SB Wellbutrin XL 450 mg (bupropion) Wellbutrin XL Line Extension (bupropion) Ativan ODT (lorazepam)	Sleep disorders Depression Depression Depression Depression Anxiety	FDA Approvable Letter FDA Approvable Letter Under development Under development Under development Under development

Pain Management Ralivia ER (tramadol) Ralivia FlashDose (tramadol) Tramadol / Acetaminophen ODT Sumatriptan ODT	Pain Pain Pain Migraine	Regulatory review Regulatory review Under development Under development

Other Acyclovir CR	Herpes	Under development

* Biovail is currently developing a number of undisclosed and other pipeline products.

2003 Annual Report  19

Financial Review

21	Management's Discussion and Analysis
44	Management Report
45	Auditors' Report
46	Consolidated Financial Statements
50	Notes to Consolidated Financial Statements
87	Selected Quarterly Data
88	Nine-Year Financial Summary
89	Board of Directors and Officers

20  Biovail Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations

(All dollar amounts expressed in U.S. dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with U.S. GAAP.

The discussion and analysis contained in this MD&A are as of April 23, 2004.

Forward-Looking Statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but are not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada.

Profile

We are a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. Our main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management.

We have various research and development, clinical testing, manufacturing, and commercial operations located in the United States, Canada, Barbados, Puerto Rico and Ireland.

Overview

2003 was a pivotal transition year for us as we moved from being primarily a developer of once-daily pharmaceutical formulations with a Canadian commercial operation towards becoming a fully integrated pharmaceutical company with expanding commercial operations in both Canada and the United States.

The highlights of 2003 were the introductions of the following products in the United States:

•
In September 2003, GlaxoSmithKline plc ("GSK") launched Wellbutrin XL™, our once-daily formulation of bupropion hydrochloride

•
("HCl"), prescribed for the treatment of depression. We are the exclusive manufacturer and supplier of Wellbutrin XL™ to GSK. By April 2004, Wellbutrin XL™ accounted for approximately 40% of Wellbutrin® (including generics) prescriptions in the United States.

•
In July 2003, we launched Zovirax Cream, prescribed for the treatment of cold sores.

•
In April 2003, we launched Cardizem® LA, our graded extended-release formulation of diltiazem HCl, prescribed for the treatment of hypertension. By April 2004, Cardizem® LA accounted for approximately 10% of once-daily diltiazem formulation prescriptions in the United States.

•
In April 2003, we launched Teveten® HCT, prescribed for the treatment of hypertension.

We launched Zovirax Cream, Cardizem® LA and Teveten® HCT through our own commercial operations in collaboration with our co-promotion partner. Since January 1, 2004, we have been promoting these products, together with Zovirax Ointment and Teveten®, exclusively through our own commercial operations.

2003 Annual Report  21

In 2003, we continued to make significant progress in the area of product approvals. We received New Drug Application ("NDA") approvals from the FDA for Cardizem® LA and, in collaboration with GSK, for Wellbutrin XL™. This progress has continued into 2004. In February 2004, our NDA submission for Ralivia ER™ (tramadol HCl), for the treatment of moderate to moderately severe pain, was accepted for review by the FDA. In March 2004, we complemented this filing with a NDA submission for Ralivia™ FlashDose®, an oral disintegrating tablet formulation. In April 2004, we received FDA approval for our supplemental NDA for an angina indication for Cardizem® LA.

In 2003, we expanded and realigned our commercial operations in the United States, and we accommodated certain senior personnel from our commercial and research and development operations in our new 110,000 square foot facility in Bridgewater, New Jersey. We also expanded our manufacturing facility in Steinbach, Manitoba by 40,000 square feet to meet demand for the launches of Wellbutrin XL™ and Cardizem® LA, and we added 10 new developmental programs to our research and development pipeline. In 2004, we are adding two specialty sales forces to our U.S. commercial operations. The first will focus on cardiologists and nephrologists to promote Cardizem® LA, Teveten® and Teveten® HCT, and the second will target dermatologists, obstetrician-gynecologists and other specialists to promote Zovirax Ointment and Zovirax Cream.

Notwithstanding our successes with new product launches, the strategic investments we made in our commercial, manufacturing, and research and development operations translated into lower than anticipated earnings in 2003. We expect to continue to make significant investments in 2004 to strengthen and expand our sales and marketing infrastructure, to further increase our manufacturing capacity and efficiency, and to pursue the development of our pipeline of products. These investments are likely to limit our earnings growth in 2004; however, we believe that these investments will create substantial value for our shareholders in years subsequent to 2004, through increased revenue from our existing and pipeline products.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates and assumptions made by our third party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our financial position and results of operations could be materially impacted.

Our critical accounting policies and estimates relate to the following: (i) the impact of product returns, recalls, rebates and charge-backs on revenue recognition; (ii) the valuation of acquired research and development; (iii) the evaluation of long-term investments for impairment; (iv) the useful lives of intangible assets and the evaluation of these assets for impairment; (v) the hedge effectiveness of derivative financial instruments; (vi) the determination of the provision for income taxes; and (vii) the outcome of legal proceedings.

Product returns, recalls, rebates and chargebacks

We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated returns, recalls, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of products manufactured by us for distribution by our third party licensees, we rely on estimates and assumptions made by these licensees. Provisions for returns and recalls are estimated based on historical return and exchange levels, and third party data with respect to inventory levels in our distribution channels. Provisions for rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs. A significant change in these estimates could have a material impact on our results of operations.

22  Biovail Corporation

Acquired research and development

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that we intend to continue, and for which: (i) technological feasibility had not been established at the date of acquisition; and (ii) there was no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, we generally use the income approach. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: (i) the expected costs to develop the acquired research and development into commercially viable products; (ii) the estimated future cash flows from the projects when completed; (iii) the timing of the future cash flows; and (iv) the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could have a material impact on our results of operations.

Long-term investments

We are required to estimate the fair value of our long-term investments in order to evaluate these investments for impairment. Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include: (i) the amount and timing of the future cash flows of the investee; and (ii) the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

Intangible assets

Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. There are several methods that can be used to determine the fair value of the assets acquired. For acquired intangible assets, we generally use the income approach. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: (i) the amount and timing of the future cash flows; and (ii) the discount rate used to reflect the risks inherent in the future cash flows.

Our intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from 8 years to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

We evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Impairment exists when the carrying amount of an asset is less than its estimated fair value. We determine fair value based on estimated discounted future cash flows. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include: (i) the amount and timing of the future cash flows; and (ii) the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

2003 Annual Report  23

Derivative financial instruments

We manage our exposure to interest rate risks through the use of derivative financial instruments. Our objective is to maintain a balance of fixed to floating interest rate exposure. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized long-term obligation. For a derivative financial instrument that is designated and qualifies as a fair value hedge, the derivative financial instrument is marked-to-market at each balance sheet date, with the gain or loss on the derivative financial instrument, and the respective offsetting loss or gain on the underlying hedged item, recognized in net income or loss. A discontinuance of fair value hedge accounting could have a material impact on our results of operations. Such a discontinuance did occur in 2003, and could occur in the future if changes in the fair value of the derivative financial instrument are not sufficiently correlated with changes in the fair value of the long-term obligation, based on the methods for testing effectiveness as outlined in our hedge documentation.

Provision for income taxes

Our provision for income taxes is subject to a number of different estimates made by management. A change in these estimates could have a material affect on the effective tax rate.

We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to review by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, and changes in the estimated values of deferred tax assets and liabilities.

We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a period.

Legal proceedings

We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with legal counsel. The ultimate outcome of any legal proceeding may be materially different from the amounts estimated, given the uncertainties inherent in complex litigation.

Selected Annual Information

The following table provides selected information for the last three years.

Years ended December 31 (In 000s, except per share data)	2003	2002	2001
Revenue	$823,722	$788,025	$583,263
Net income (loss)	(27,265)	87,795	87,448
Basic earnings (loss) per share	$(0.17)	$0.58	$0.64
Diluted earnings (loss) per share	$(0.17)	$0.55	$0.58
Total assets	$1,922,774	$1,833,804	$1,331,483
Long-term obligations	822,927	747,350	46,161

Total revenue was $823.7 million in 2003 compared to $788.0 million in 2002 and $583.3 million in 2001. Total revenue increased by $35.7 million or 5% in 2003 compared to 2002, and by $204.7 million or 35% in 2002 compared to 2001. We recorded a net loss of $27.3 million in 2003 compared to net income of $87.8 million and $87.4 million in 2002 and 2001, respectively. We recorded a diluted loss per share of $0.17 in 2003 compared to diluted earnings per share of $0.55 and $0.58 in 2002 and 2001, respectively.

24  Biovail Corporation

Impact of specific events on operations

Our results of operations were impacted by specific events that resulted in net charges of $239.7 million, $199.7 million and $115.4 million in 2003, 2002 and 2001, respectively. These events include, but are not limited to: (i) relocation activities; (ii) asset impairments; (iii) acquisitions involving non-capitalized expenses, such as acquired research and development; and (iv) early extinguishments of obligations. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of these events involves judgment by us. The impacts of these events on our results of operations in each year are identified in the following table.

Years ended December 31 (In 000s, except per share data)	2003	2002	2001
Relocation costs	$7,539	$—	$—
Write-down of assets	45,081	31,944	80,482
Acquired research and development	124,720	167,745	—
Extinguishment of royalty obligation	61,348	—	—
Foreign exchange loss on long-term obligation	13,061	—	—
Reduction in tax contingency provision	(12,000)	—	—
Debt conversion premiums	—	—	34,923

Total	$239,749	$199,689	$115,405

Total per share (diluted)	$1.50	$1.24	$0.77

Strategic Transactions

Year ended December 31, 2003

Tramadol FT products

In September 2003 (as amended in February 2004), we acquired from Ethypharm S.A. ("Ethypharm") the rights (including all relevant patents) to Ethypharm's Flashtab versions of tramadol ("Tramadol FT") and combination tramadol/acetaminophen ("Tramadol/Acetaminophen FT") for $16.0 million. In March 2004, we filed an NDA for Tramadol FT (Ralivia™ FlashDose®) and we are continuing the development of Tramadol/Acetaminophen FT in collaboration with Ethypharm.

Carvedilol and eprosartan

In July 2003, we formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") with Pharma Pass II, LLC ("PPII") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, and we contributed cash in the amount of $30.1 million. Subsequent to the date of formation, PPII reduced its interest in BNC-PHARMAPASS through a series of withdrawals of cash from BNC-PHARMAPASS. In February 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $5.0 million, for a total purchase price of $35.1 million. We also agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII.

Ativan® and Isordil®

In May 2003, we acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® and Isordil® in the United States for $163.8 million. Ativan® (lorazepam) is indicated for the management of anxiety disorders and Isordil® (isosorbide dinitrate) is indicated for the prevention of angina pectoris due to coronary artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to us for three years from the date of acquisition. We also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® products to be sold in the United States.

Athpharma products

In April 2003, we entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44.2 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol.

2003 Annual Report  25

Year ended December 31, 2002

Pharma Pass

In December 2002, we acquired Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass") for $178.7 million. Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including us, in the United States and Europe.

At the time of acquisition, Pharma Pass was involved in the development of approximately 20 branded and generic products. Subsequent to the date of acquisition, one of these products received FDA approval and we are continuing the development programs for the remaining products. Through this acquisition, we extinguished any future milestone or royalty obligations that we may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements we previously entered into with Pharma Pass.

Through this acquisition, we obtained Pharma Pass's interests in certain licensed products including Tricor (fenofibrate) and a participating interest in the gross profit on sales by a third party of generic omeprazole. We also obtained Pharma Pass's Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule, and its oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon.

Pharma Tech

In December 2002, we acquired Pharmaceutical Technologies Corporation ("Pharma Tech") for $22.6 million. Pharma Tech was a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including us, to conduct the contract research and development services.

At the time of acquisition, Pharma Tech was involved in a number of product development projects that were in various stages of completion and had not been submitted for approval by the FDA. Subsequent to the date of acquisition, we discontinued one of these projects but we are continuing the development programs for the remaining products. At the date of acquisition, two additional product development projects had received approvable letters from the FDA. We are continuing to work to resolve the issues raised in these letters. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements we previously entered into with Pharma Tech.

Prior to the date of acquisition, we paid $43.1 million to Pharma Tech to terminate its development of one of the products under development for us, as well as the associated royalties on future sales of this product if approved by the FDA. We are continuing the development program for this product.

Wellbutrin® SR and Zyban®

In December 2002, we acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada for $72.0 million. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion HCl. GSK will manufacture and supply Wellbutrin® SR and Zyban® to us for four years from the date of acquisition. In addition, we acquired rights to market our once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL subject to regulatory approval.

Vasotec® and Vaseretic®

In May 2002, we acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® and Vaseretic® in the United States for $245.3 million. Vasotec® (enalapril) is a leading angiotensin converting enzyme inhibitor indicated for hypertension and symptomatic congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic. Merck will manufacture and supply Vasotec® and Vaseretic® to us for five years from the date of acquisition. We are developing an enhanced formulation of Vasotec®, and a fixed-dose combination of Vasotec® with another active ingredient, to capitalize on the value of the acquired trademark. We also entered into a separate agreement with Merck to develop a new dosage format (utilizing our CEFORM™ technology) of a Merck product under development.

26  Biovail Corporation

Teveten® and Teveten® HCT

In March 2002, we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States for $94.3 million. Teveten® (eprosartan) is an angiotensin-II receptor blocker that is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic. Solvay will manufacture and supply Teveten® and Teveten HCT® to us for up to 12 years from the date of acquisition. We re-launched Teveten® in June 2002 and began to actively promote Teveten® HCT in April 2003 following receipt of FDA approval in February 2003.

Zovirax

Effective January 1, 2002, we acquired from GSK the exclusive distribution rights to Zovirax Ointment and Zovirax Cream in the United States for $133.4 million. Zovirax is a topical anti-viral product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores. In December 2002, we agreed to pay GSK $40.0 million to extend the term of the Zovirax distribution and supply agreement from 10 years to 20 years. We also agreed to pay GSK an aggregate amount of $45.0 million, over four years beginning in 2004, to amend several terms of the original Zovirax distribution and supply agreement. GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to us over the term of the amended Zovirax distribution and supply agreement. We received FDA approval for Zovirax Cream in January 2003 and launched this product in July 2003.

Year ended December 31, 2001

Wellbutrin XL™

In October 2001, we entered into an agreement with GSK for the development and license of Wellbutrin XL™ and the co-promotion of GSK's sustained-release Wellbutrin SR®. We collaborated with GSK to complete the development of Wellbutrin XL™ and we licensed this product to GSK for sale and distribution in the United States. In addition, we co-promoted Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. GSK filed an NDA for Wellbutrin XL™ in August 2002 and received FDA approval for this product in August 2003. GSK has elected to develop and market Wellbutrin XL™ on a worldwide basis (except in Canada, where we have retained the rights to market this product subject to regulatory approval). We will manufacture Wellbutrin XL™ to meet GSK's global supply requirements.

Results of Operations
Year Ended December 31, 2003 Compared to 2002
Revenue

Our revenue is derived from: (i) sales of pharmaceutical products; (ii) providing research and development services; (iii) the co-promotion of pharmaceutical products; and (iv) royalties and license fees. Product sales include sales of products developed and manufactured by us, as well as sales of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are derived from the sale of co-promoted products developed by other companies. Royalties are derived from the sale of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

The following table displays the dollar amount of each source of revenue in 2003 and 2002, the percentage of each source of revenue as compared to total revenue in the respective year, and the dollar and percentage changes in the dollar amount of each source from 2002 to 2003.

Years ended December 31 ($ in 000s)	2003		2002		Change
Product sales	$632,898	77%	$645,986	82%	$(13,088)	(2)%
Research and development	14,239	2	28,425	4	(14,186)	(50)
Co-promotion, royalty and licensing	176,585	21	113,614	14	62,971	55

	$823,722	100%	$788,025	100%	$35,697	5%

2003 Annual Report  27

Product sales

Product sales revenue comprises sales of Promoted products, Wellbutrin XL™, Biovail Pharmaceuticals Canada ("BPC") products, Legacy products and Generic products. These categories are explained as follows:

•
Promoted products comprise Cardizem® LA, Zovirax Ointment and Cream, and Teveten® and Teveten® HCT. We promote these products directly to physicians in the United States through our own national network of integrated sales representatives.

•
We are the exclusive manufacturer and supplier of Wellbutrin XL™ trade and sample product to GSK. The supply price for Wellbutrin XL™ trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks) of this product. The supply price for Wellbutrin XL™ sample product is based on contractually agreed prices.

•
BPC products include Tiazac®, Cardizem® CD, Wellbutrin® SR, Zyban®, Monocor and Retavase. We promote most of these products directly to physicians in Canada through our own national network of integrated sales representatives.

•
Legacy products include Tiazac®, Cardizem® CD, Vasotec®, Vaseretic®, Ativan®, Isordil®, Cedax and Rondec. These products are sold in the United States. We do not promote Legacy products as most of these products have been genericized.

•
We manufacture and supply our Generic products to our distributor, Teva Pharmaceuticals USA, Inc. ("Teva"). The supply prices for our Generic products are based on a percentage of Teva's net selling prices (after taking into consideration Teva's provisions for estimated discounts, allowances, returns, rebates and chargebacks).

The following table displays product sales by category in 2003 and 2002, the percentage of each category as compared to total product sales in the respective year, and the dollar and percentage changes in the dollar amount of each category from 2002 to 2003.

Years ended December 31 ($ in 000s)	2003		2002		Change
Promoted products	$172,418	27%	$108,261	17%	$64,157	59%
Wellbutrin XL™	64,932	10	—	—	64,932	N/A
BPC products	85,197	14	32,565	5	52,632	162

Core products	322,547	51	140,826	22	181,721	129
Legacy products	208,860	33	323,626	50	(114,766)	(35)
Generic products	101,491	16	181,534	28	(80,043)	(44)

	$632,898	100%	$645,986	100%	$(13,088)	(2)%

Product sales were $632.9 million in 2003 compared to $646.0 million in 2002, a decrease of $13.1 million or 2%.

Promoted product sales were $172.4 million in 2003 compared to $108.3 million in 2002, an increase of $64.1 million or 59%. The increase in Promoted product sales in 2003 compared to 2002 reflected the launches of Teveten® HCT, Cardizem® LA and Zovirax Cream. In February 2003, we received FDA approval for Teveten® HCT, and we launched this product in March 2003. In February 2003, we also received FDA approval for a hypertension indication for Cardizem® LA, and we launched this product in April 2003. In January 2003, we received FDA approval for Zovirax Cream, and we launched this product in July 2003. In total, these new products contributed $68.6 million in product sales revenue in 2003.

Wellbutrin XL™ revenue from sales of trade and sample product was $64.9 million in 2003. Our Wellbutrin XL™ revenue in 2003 reflected a high initial proportion of lower value sample versus trade product sales, and the fact that most of our revenue from trade product sales was earned at the lowest tier of the supply price. In June 2003, GSK received an approvable letter from the FDA for Wellbutrin XL™. In anticipation of receiving final approval for Wellbutrin XL™ in the third quarter of 2003, we began manufacturing and recognizing revenue from the sale of launch quantities of Wellbutrin XL™ to GSK immediately following the receipt of the approvable letter. GSK received final FDA approval for Wellbutrin XL™ in August 2003 and GSK launched this product in September 2003.

BPC product sales were $85.2 million in 2003 compared to $32.6 million in 2002, an increase of $52.6 million or 162%. The increase in BPC product sales in 2003 compared to 2002 was due to higher Tiazac® sales, and the added contribution from Wellbutrin® SR and Zyban®, which we ôacquired from GSK in December 2002.

Core product sales is a subtotal that includes all products that we actively promote. Core product sales were $322.5 million in 2003 compared to $140.8 million in 2002, an increase of $181.7 million or 129%. The increase in Core product sales reflected the additions of Wellbutrin XL™, Cardizem® LA, Zovirax Cream and Teveten® HCT in the United States, and Wellbutrin® SR and Zyban® in Canada.

28  Biovail Corporation

Legacy product sales were $208.9 million in 2003 compared to $323.6 million in 2002, a decrease of $114.7 million or 35%. The decrease in Legacy product sales in 2003 compared to 2002 was mainly due to a decline in sales of Cardizem® CD and Tiazac® in the United States, which offset the added contribution from Ativan® and Isordil®, which we acquired from Wyeth in May 2003. Sales of Cardizem® CD were impacted by an overall decline in market share for this product, as well as the conversion from Cardizem® CD to Cardizem® LA. In addition, management determined that, based on recent trends in return and exchange levels and an anticipated increase in the conversion from Cardizem® CD to Cardizem® LA, the provision for product returns related primarily to Cardizem® CD should be increased. Accordingly, we recorded an increase in these provisions of approximately $20.0 million in the fourth quarter of 2003. Sales of Tiazac® in the United States were impacted by the introduction of a generic version of this product by Andrx Corporation ("Andrx") in April 2003. We are entitled to receive a royalty from Andrx based on the net sales of its generic Tiazac® product. In April 2003, we launched our own generic version of Tiazac® through our licensee, Forest Laboratories Inc., to compete with Andrx's product.

Generic product sales were $101.5 million in 2003 compared to $181.5 million in 2002, a decrease of $80.0 million or 44%. The decrease in Generic product sales in 2003 compared to 2002 was due to increased competition and lower pricing, as well as a reduction in inventory levels by Teva. We also determined through a third party audit that Teva had improperly deducted certain amounts in the calculation of net sales of our Generic products that resulted in lower than expected revenue. In the third quarter of 2003, Teva paid us $8.5 million in compensation for a portion of these deductions, which we recorded as an addition to Generic product sales. We have commenced arbitration proceedings against Teva to recover our proportion of what we believe were additional improper deductions taken by Teva.

We expect our Promoted product sales to increase in 2004 compared to 2003 due to a full-year contribution from Cardizem® LA, Teveten® HCT and Zovirax Cream, as well as increased promotion of these products by our new specialty sales forces. We expect our revenue from Wellbutrin XL™ sales to increase in 2004 compared to 2003 due to a full-year contribution from this product, combined with the impact of an increasing tiered supply price through the year for Wellbutrin XL™ trade product, and an anticipated increase in the conversion from Wellbutrin SR® to Wellbutrin XL™. We expect our BPC product sales to increase in 2004 compared to 2003 due to our promotion of Wellbutrin® SR and Zyban®. We expect our Legacy product sales to decline in 2004 compared to 2003 due to generic competition and an anticipated increase in the conversion from Cardizem® CD to Cardizem® LA. We expect our Generic product sales level to remain relatively unchanged in 2004 compared to 2003, as Teva's demand for inventory stabilizes, offsetting an anticipated decline due to competitive pressure on volume and pricing.

Research and development

Research and development activities generated revenue of $14.2 million in 2003 compared to $28.4 million in 2002, a decrease of $14.2 million or 50%.

In 2002, research and development revenue included $11.5 million of revenue associated with our development of Wellbutrin XL™ in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL™. In 2003 and 2002, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

We expect research and development revenue in 2004 to be comparable to the 2003 level.

Co-promotion, royalty and licensing

Co-promotion, royalty and licensing activities generated revenue of $176.6 million in 2003 compared to $113.6 million in 2002, an increase of $63.0 million or 55%.

In the first quarter of 2003, we concluded our co-promotion, with GSK, of Wellbutrin SR® in the United States, and we earned the final quarterly increment of $10 million. In 2002, we earned four quarterly increments, of $10 million each, related to the co-promotion of Wellbutrin SR®. Our remaining co-promotion revenue was related to the co-promotion of H. Lundbeck A/S's Celexa in Canada, which amounted to $33.1 million and $21.0 million in 2003 and 2002, respectively. Effective December 31, 2003, we discontinued our promotion of Celexa in order to focus our marketing efforts on Wellbutrin® SR and Zyban® in Canada.

2003 Annual Report  29

Royalty revenue increased in 2003 compared to 2002 due to the added contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole, which amounted to $103.0 million in 2003 as compared to $20.3 million in 2002. We earned the final contribution from this participating interest in the first quarter of 2004.

We expect co-promotion, royalty and licensing revenue to be significantly lower in 2004 compared to 2003 due to conclusion of the contributions from our participating interest in generic omeprazole and the co-promotion of Celexa in Canada.

Operating Expenses

The following table displays the dollar amount of each operating expense item in 2003 and 2002, the percentage of each item as compared to total revenue in the respective year, and the dollar and percentage change in the dollar amount of each item from 2002 to 2003.

Years ended December 31 ($ in 000s)	2003		2002		Change
Cost of goods sold	$139,456	17%	$164,706	21%	$(25,250)	(15)%
Research and development	86,570	10	52,150	7	34,420	66
Selling, general and administrative	242,771	29	166,397	21	76,374	46
Amortization	140,895	17	71,499	9	69,396	97
Write-down of assets	45,081	5	31,944	4	13,137	41
Acquired research and development	124,720	15	167,745	21	(43,025)	(26)
Extinguishment of royalty obligation	61,348	7	—	—	61,348	N/A
Settlements	(34,055)	(4)	—	—	(34,055)	N/A

	$806,786	98%	$654,441	83%	$152,345	23%

Cost of goods sold and gross margins

Cost of goods sold was $139.5 million in 2003 compared to $164.7 million in 2002, a decrease of $25.2 million or 15%. Gross margins based on product sales were 78% in 2003 compared to 75% in 2002.

The decrease in cost of goods sold in 2003 compared to 2002 was mainly related to a lower Zovirax supply price. Effective October 1, 2002, we amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. We have been paying the reduced supply price since October 1, 2002; however, the reduction in the supply price was subject to repayment if Wellbutrin XL™ was not approved by the FDA. Accordingly, prior to the second quarter of 2003, we had been deferring the value of the reduction in the supply price pending the outcome of the Wellbutrin XL™ approval. In June 2003, GSK received an approvable letter from the FDA relating to Wellbutrin XL™, which raised only routine matters. As a result, we believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, we reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25.5 million was recorded as a reduction to the cost of Zovirax sold in the second quarter of 2003. Also contributing to the decrease in cost of goods sold in 2003 was a recovery from Elan Corporation, plc ("Elan") of $2.7 million related to its supply to us of generic versions of Adalat CC.

Gross margins in 2003 were favourably impacted by the reduction in the Zovirax supply price, the compensation received from Teva, the recovery from Elan, and the inclusion of Cardizem® LA, Ativan® and Isordil® in the product mix. Gross margins in 2003 were unfavourably impacted by the inclusion of Wellbutrin XL™, due to a higher initial mix of sample versus trade product sales, and because most of the revenue from Wellbutrin XL™ trade product sales was earned at the lowest tier of the supply price.

We expect comparable gross margins in 2004 relative to 2003. The favourable impact on the gross margin in 2003 from the recognition of the deferred value of the reduction in the Zovirax supply price is expected to be compensated for in 2004 by a higher proportion of Wellbutrin XL™ trade versus sample product sales. We expect gross margins in the early part of 2004 to be lower than in the latter part of 2004 due to the impact of the increasing tiered supply price for Wellbutrin XL™ trade product, as well as efficiencies in the manufacturing of Wellbutrin XL™, which are anticipated to occur through 2004.

30  Biovail Corporation

Research and development

Research and development expenses were $86.6 million in 2003 compared to $52.2 million in 2002, an increase of $34.4 million or 66%. As a percentage of total revenue, research and development expenses were 10% in 2003 compared to 7% in 2002.

Research and development expenses reflect direct spending on the development of products utilizing advanced oral drug delivery technologies. In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development.

The increase in research and development expenses in 2003 compared to 2002 reflected an increase in clinical activity to support the December 2003 NDA submission for Ralivia ER™, which was accepted for review by the FDA in February 2004, and to support the June 2003 submission of a supplemental NDA for an angina indication for Cardizem® LA, which was approved by the FDA in April 2004. In addition, research and development expenses in 2003 compared to 2002 included the costs associated with a clinical experience program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

Additional products under development in 2003 included once-daily formulations of metformin HCl, for the treatment of Type II diabetes, in collaboration with Depomed Inc. ("Depomed"), and clinically enhanced versions of venlafaxine, fenofibrate, acyclovir, simvastatin, sumatriptan and lorazepam, as well as the four cardiovascular products being developed by us in collaboration with Athpharma. In the first quarter of 2003, we evaluated the results of a Phase III clinical trial involving buspirone, for the treatment of depression, and decided to discontinue the development of this product in light of the unsatisfactory results from this trial.

We expect research and development expenses to increase in absolute dollars in 2004 compared to 2003 due to an anticipated increase in clinical activity. Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, general and administrative

Selling, general and administrative expenses were $242.8 million in 2003 compared to $166.4 million in 2002, an increase of $76.4 million or 46%. As a percentage of total revenue, selling, general and administrative expenses were 29% in 2003 compared to 21% in 2002.

The increases in selling, general and administrative expenses in 2003 compared to 2002 reflected an increase in costs associated with the expansion of our commercial operations in the United States. In addition, selling, general and administrative expenses in 2003 included relocation costs of $7.5 million associated with the transition of our commercial operations head office from Raleigh, North Carolina, as well as certain research and development personnel from Chantilly, Virginia, to our new facility in Bridgewater, New Jersey. This transition was substantially complete by December 31, 2003 and, consequently, we do not expect to incur any additional material costs related to this relocation in 2004.

Also contributing to the increases in selling, general and administrative expenses were advertising and promotional expenses related to the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream. All previously deferred advertising costs at December 31, 2002, primarily related to Cardizem® LA, were expensed on the launch of this product in April 2003. Sales and marketing costs were recorded net of a $10.0 million marketing allowance paid by Solvay in each of 2003 and 2002 to reimburse us for agreed upon direct costs to support the re-launch of Teveten® and Teveten® HCT.

In 2003 and 2002, selling, general and administrative expenses included co-promotion fees payable to Reliant Pharmaceuticals, LLC ("Reliant"). In November 2001, we entered into a co-promotion agreement with Reliant to co-promote certain of our products. Effective April 1, 2003, we amended certain terms of this agreement such that Reliant was responsible for its proportionate share of advertising and promotion costs incurred during 2003 related to the co-promoted products. Accordingly, selling, general and administrative expenses in the second and third quarters of 2003 were recorded net of an aggregate reimbursement of $25.0 million paid by Reliant. As a result, we were able to increase the level of spending on advertising and promotion related to the co-promoted products during 2003. The terms of the amended co-promotion agreement also increased Reliant's interest in the net sales of the co-promoted products, which resulted in incremental co-promotion fees of approximately $5.5 million. Effective December 31, 2003, we mutually agreed with Reliant to terminate this agreement (as described below under extinguishment of royalty obligation).

2003 Annual Report  31

We expect selling, general and administrative expenses to increase in absolute dollars in 2004 compared to 2003 due to our continuing investment in our U.S. commercial operations, as well as higher sales and marketing costs to support our Promoted products.

Amortization

Amortization expense was $140.9 million in 2003 compared to $71.5 million in 2002, an increase of $69.4 million or 97%. Amortization expense included the amortization of our participating interest in generic omeprazole, which amounted to $70.7 million and $13.5 million in 2003 and 2002, respectively. Amortization expense excluding the impact of generic omeprazole was $70.2 million in 2003 compared to $58.0 million in 2002, an increase of $12.2 million or 21%. As a percentage of total revenue, amortization expense excluding the impact of generic omeprazole was 9% in 2003 compared to 7% in 2002.

The increase in amortization expense excluding the impact of generic omeprazole in 2003 compared to 2002 primarily reflected the incremental amortization associated with the acquired Ativan®, Isordil®, Wellbutrin® SR and Zyban® intangible assets.

We expect amortization expense in 2004 to be comparable in absolute dollars to amortization expense excluding the impact of generic omeprazole in 2003. We recorded the final amortization of our participating interest in generic omeprazole in the first quarter of 2004.

Write-down of assets

In the fourth quarter of 2003, we recorded a charge of $45.1 million primarily related to the write-down of the net book values of the Cedax and Rondec product rights to their estimated fair values. In December 2003, as part of the transition of our U.S. commercial operations, we evaluated our future interest in our Cedax and Rondec product lines. We intend to focus our therapeutically aligned sales efforts on Cardizem® LA, Teveten® and Zovirax. Without continued promotion, the economic viability of Cedax and Rondec would be substantially lower, as these products require significant marketing and sales efforts in order to maintain market share. We evaluated the current and forecasted market shares for Cedax and Rondec and determined that these product rights had been permanently impaired.

In 2002, we recorded a charge of $31.9 million primarily related to the write-down of the net book value of the generic Adalat CC product rights acquired from Elan, net of the corresponding obligation to Elan. In June 2002, we entered into a settlement with Elan and the U.S. Federal Trade Commission ("FTC") with respect to the introduction of generic versions of Adalat CC. As a result of this settlement, our agreements with Elan related to our in-licensing of Elan's generic versions of Adalat CC were terminated.

Acquired research and development

In 2003, we incurred a charge of $124.7 million for acquired research and development, which comprised: (i) $16.0 million related to our acquisition of Tramadol FT and Tramadol/Acetaminophen FT from Ethypharm; (ii) $26.4 million related to our interest in BNC-PHARMAPASS's carvedilol, eprosartan and tamsulosin products; (iii) $44.2 million related to our acquisition of the Athpharma products; and (iv) $38.1 million related to our acquisition of the Ativan® products under development.

In 2002, we incurred a charge of $167.7 million for acquired research and development, which comprised: (i) $107.2 million related to our acquisition of Pharma Pass; and (ii) $60.5 million related to our acquisition of Pharma Tech.

Extinguishment of royalty obligation

In December 2003, we mutually agreed with Reliant to terminate Reliant's co-promotion of our products, and we incurred a charge of $61.3 million related to the payment to extinguish our trailing royalty obligation to Reliant.

Settlements

In the second quarter of 2003, we negotiated an overall settlement with Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva, Mylan Pharmaceuticals Inc. ("Mylan") and Mylan Laboratories Inc. through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. In the second quarter of 2003, we also settled with Elan with respect to the termination of our rights to Elan's generic versions of Adalat CC. In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan with respect to Mylan's breach of contract relating to its supply to us of verapamil (generic Verelan).

32  Biovail Corporation

In 2003, in relation to the matters described above, we received settlement payments of $34.1 million, mainly related to our lost profits on sales of Nifedical XL, Keftab and generic Verelan. We also received payments totaling $16.2 million, mainly related to a recovery of certain charges related to Elan's supply to us of generic versions of Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million, which was recorded as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

Operating Income

We recorded operating income of $16.9 million in 2003 compared to $133.6 million in 2002, a decrease of $116.7 million or 87%.

The decrease in operating income in 2003 compared to 2002 was mainly due to a modest increase in revenue that was more than offset by an increase in our investment spending on research and development, and sales and marketing activities, as well as on the expansion of our commercial operations in the United States. In addition, specific events, including relocation activities, asset impairments, acquisitions involving acquired research and development, and the extinguishment of the Reliant royalty obligation, reduced operating income by an aggregate amount of $238.7 million in 2003 compared to $199.7 million in 2002. These factors were partly offset by the recognition of settlement payments, which had the effect of increasing operating income by $47.5 million in 2003, and the contribution from our participating interest in generic omeprazole.

Non-operating Items

Interest income and expense

Interest income was $7.2 million in 2003 compared to $3.6 million in 2002, an increase of $3.6 million or 100%. Interest income included interest earned on our investment portfolio, which comprises primarily high-grade money market funds, and government and corporate debt securities, as well as interest on settlement payments.

Interest expense was $40.4 million in 2003 compared to $32.0 million in 2002, an increase of $8.4 million or 26%. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"), which were issued in March 2002. In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts of $7.3 million in 2003 and $3.3 million in 2002 relating to these swaps were recorded as a reduction to interest expense.

In 2003 and 2002, interest expense also included interest on advances under our revolving term credit facility, as well as the amortization of the discounts on obligations primarily related to the acquisitions of intangible assets, which amounted to $6.6 million and $5.3 million in 2003 and 2002, respectively.

Foreign exchange gain or loss

We recorded a foreign exchange loss of $14.0 million in 2003 compared to a foreign exchange gain of $0.7 million in 2002. The foreign exchange loss in 2003 included a $13.1 million loss related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

The remaining foreign exchange gains or losses in 2003 and 2002 mainly reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances.

Other income or expense

The changes in the fair values of the interest rate swaps, as well as the offsetting changes in the fair value of the portion of our Notes being hedged (during those periods that hedge accounting is applied), are recorded in other income or expense. In 2003 and 2002, we recognized net gains of $0.1 million and $3.4 million, respectively, related to these changes in fair values.

In 2003, we recorded a $1.0 million equity loss related to our investment in a venture fund that invests in early stage technologies.

2003 Annual Report  33

Income taxes

Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the United States), and a provision for income taxes of $21.5 million in 2002. Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses that were incurred in the United States in 2003 due to the expansion of our commercial operations and the costs associated with the launches of new products.

Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the valuation allowance. In 2004, we expect our effective tax rate to reflect anticipated losses from our operations in the United States due to planned investments to strengthen and expand our sales and marketing infrastructure.

Year Ended December 31, 2002 Compared to 2001 Revenue

The following table displays the dollar amount of each source of revenue in 2002 and 2001, the percentage of each source of revenue as compared to total revenue in the respective year, and the dollar and percentage change in the dollar amount of each source from 2001 to 2002.

	2002		2001		Change
	Years ended December 31 ($ in 000s)
Product sales	$645,986	82%	$521,154	89%	$124,832	24%
Research and development	28,425	4	14,596	3	13,829	95
Co-promotion, royalty and licensing	113,614	14	47,513	8	66,101	139

	$788,025	100%	$583,263	100%	$204,762	35%

Product sales

The following table displays product sales by category in 2002 and 2001, the percentage of each category as compared to total product sales in the respective year, and the dollar and percentage changes in the dollar amount of each category from 2001 to 2002.

	2002		2001		Change
	Years ended December 31 ($ in 000s)
Promoted products	$108,261	17%	$—	—	$108,261	N/A
BPC products	32,565	5	19,114	4%	13,451	70%

Core products	140,826	22	19,114	4	121,712	637
Legacy products	323,626	50	324,693	62	(1,067)	—
Generic products	181,534	28	177,347	34	4,187	2

	$645,986	100%	$521,154	100%	$124,832	24%

Product sales were $646.0 million in 2002 compared to $521.2 million in 2001, an increase of $124.8 million or 24%.

The promotion of our Promoted products commenced in 2002. Promoted product sales were $108.3 million in 2002, which comprised sales of Zovirax Ointment, which we acquired from GSK effective January 1, 2002, and Teveten®, which we acquired from Solvay in March 2002.

BPC product sales were $32.6 million in 2002 compared to $19.1 million in 2001, an increase of $13.5 million or 70%. The increase in BPC product sales in 2002 compared to 2001 was due to higher Tiazac® sales.

Core product sales is a subtotal that includes all products that we actively promote. Core product sales were $140.8 million in 2002 compared to $19.1 million in 2001, an increase of $121.7 million or 637%. The increase in Core product sales primarily reflected the additions of Zovirax Ointment and Teveten® in the United States, and higher Tiazac® sales in Canada.

34  Biovail Corporation

Legacy product sales were $323.6 million in 2002 compared to $324.7 million in 2001, a decrease of $1.1 million or less than 1%. In 2002, the added contribution from Vasotec® and Vaseretic®, which we acquired from Merck in May 2002, was offset by a decline in Cardizem® CD and Rondec sales.

Generic product sales were $181.5 million in 2002 compared to $177.3 million in 2001, an increase of $4.2 million or 2%. The increase in Generic product sales in 2002 compared to 2001 reflected the approval and launch of our 90 mg generic version of Adalat CC in August 2002.

Research and development

Research and development activities generated revenue of $28.4 million in 2002 compared to $14.6 million in 2001, an increase of $13.8 million or 95%.

In 2002, research and development revenue included $11.5 million of revenue associated with our development of Wellbutrin XL™ in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL™. In 2002 and 2001, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

Co-promotion, royalty and licensing activities generated revenue of $113.6 million in 2002 compared to $47.5 million in 2001, an increase of $66.1 million or 139%.

In 2002, we earned four quarterly increments, of $10 million each, related to our co-promotion, with GSK, of Wellbutrin SR® in the United States. Our remaining co-promotion revenue was related to the co-promotion of Celexa in Canada, which amounted to $21.0 million and $16.0 million in 2002 and 2001, respectively.

Royalty revenue increased in 2002 compared to 2001 due to the added contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole, which amounted to $20.3 million in 2002.

Operating Expenses

The following table displays the dollar amount of each operating expense item in 2002 and 2001, the percentage of each item as compared to total revenue in the respective year, and the dollar and percentage change in the dollar amount of each item from 2001 to 2002.

	2002		2001		Change
	Years ended December 31 ($ in 000s)
Cost of goods sold	$164,706	21%	$125,995	21%	$38,711	31%
Research and development	52,150	7	51,017	9	1,133	2
Selling, general and administrative	166,397	21	109,028	19	57,369	53
Amortization	71,499	9	44,513	8	26,986	61
Write-down of assets	31,944	4	80,482	13	(48,538)	(60)
Acquired research and development	167,745	21	—	—	167,745	N/A

	$654,441	83%	$411,035	70%	$243,406	59%

Cost of goods sold and gross margins

Cost of goods sold was $164.7 million in 2002 compared to $126.0 million in 2001, an increase of $38.7 million or 31%. Gross margins based on product sales were 75% in 2002 compared to 76% in 2001.

The increase in cost of goods sold in 2002 compared to 2001 primarily reflected the additions of Zovirax Ointment and Teveten®. The gross margin in 2002 compared to 2001 was affected by a lower proportion of higher margin Cardizem® CD sales in the overall product mix and the additions of Zovirax Ointment and Teveten® sales, which generated lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products.

2003 Annual Report  35

Research and development

Research and development expenses were $52.1 million in 2002 compared to $51.0 million in 2001, an increase of $1.1 million or 2%. As a percentage of total revenue, research and development expenses were 7% in 2002 compared to 9% in 2001.

In 2002, we completed the development of our once-daily formulation of bupropion HCl, which allowed GSK to file an NDA for Wellbutrin XL™ in August 2002. In addition, we completed a Phase III clinical trial to support the submission of a supplemental NDA for an angina indication for Cardizem® LA in June 2003, and we completed, or were in the process of completing, a number of comparative Phase IV studies involving Cardizem® LA.

Selling, general and administrative

Selling, general and administrative expenses were $166.4 million in 2002 compared to $109.0 million in 2001, an increase of $57.4 million or 53%. As a percentage of total revenue, selling, general and administrative expenses were 21% in 2002 compared to 19% in 2001. Selling, general and administrative expenses increased in 2002 compared to 2001 mainly due to the expansion of our commercial operations in the United States and the incremental sales and marketing costs associated with Zovirax Ointment and Teveten®, as well as costs associated with the co-promotion of Wellbutrin SR® in the United States. Sales and marketing costs were recorded net of a $10.0 million marketing allowance paid by Solvay in 2002 to reimburse us for the agreed upon direct costs to support the re-launch of Teveten®. In 2002, we also expensed a portion of the costs associated with the development of the Cardizem® LA promotional program. In the fourth quarter of 2002, selling, general and administrative expenses included co-promotion fees payable to Reliant.

Amortization

Amortization expense was $71.5 million in 2002 compared to $44.5 million in 2001, an increase of $27.0 million or 61%. As a percentage of total revenue, amortization expense was 9% in 2002 compared to 8% in 2001.

The increase in amortization expense in 2002 compared to 2001 reflected the amortization of our participating interest in generic omeprazole of $13.5 million, and the incremental amortization associated with the acquired Zovirax, Teveten®, Vasotec® and Vaseretic® intangible assets. In 2002, amortization expense was reduced by the elimination of goodwill and workforce related amortization, which amounted to $6.7 million in 2001.

Acquired research and development

In 2002, we incurred a charge of $167.7 million for acquired research and development, which comprised: (i) $107.2 million related to our acquisition of Pharma Pass; and (ii) $60.5 million related to our acquisition of Pharma Tech.

Write-down of assets

In 2002, we recorded a charge of $31.9 million primarily related to the write-down of the net book value of the generic Adalat CC product rights that we acquired from Elan, net of our corresponding obligation to Elan. In June 2002, we entered into a settlement with Elan and the FTC with respect to the introduction of generic versions of Adalat CC. As a result of this settlement, our agreements with Elan related to our in-licensing of Elan's generic versions of Adalat CC were terminated.

In 2001, we recorded a charge of $80.5 million primarily related to the write-down of the net book values of the Keftab and Dura-Vent product rights. In March 2001, Keftab was voluntarily recalled by Lilly due to problems with this product's stability. In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. Subsequent supply interruptions resulted in a deterioration of customer awareness of Keftab and Dura-Vent, which would have required substantial promotional efforts to restore if these products were to have been re-launched. We evaluated the current and forecasted market shares for Keftab and Dura-Vent and determined that these product rights had been permanently impaired.

36  Biovail Corporation

Operating Income

We recorded operating income of $133.6 million in 2002 compared to $172.2 million in 2001, a decrease of $38.6 million or 22%.

The decrease in operating income in 2002 compared to 2001 was mainly due to an increase in our investment spending on sales and marketing activities, as well as on the expansion of our U.S. commercial operations. In addition, specific events, including asset impairments and acquisitions involving acquired research and development, reduced operating income by an aggregate amount of $199.7 million in 2002 compared to $80.5 million in 2001. These factors were partly offset by sales of our Promoted products, the inclusion of Wellbutrin SR® co-promotion revenue, and the contribution from our participating interest in generic omeprazole.

Non-operating Items

Interest income and expense

Interest income was $3.6 million in 2002 compared to $2.7 million in 2001, an increase of $0.9 million or 33%. Interest income included interest earned on our investment portfolio, which comprises primarily high-grade money market funds, and government and corporate debt securities.

Interest expense was $32.0 million in 2002 compared to $36.2 million in 2001, a decrease of $4.2 million or 12%. In 2002, interest expense mainly comprised interest on our Notes, which were issued in March 2002. In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month LIBOR plus a spread. Net receipts of $3.3 million in 2002 relating to these swaps were recorded as a reduction to interest expense.

In 2001, interest expense mainly comprised interest on our 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures") prior to their surrender and redemption during the second half of 2001.

In 2002 and 2001, interest expense also included interest on advances under our revolving term credit facility, as well as the amortization of the discounts on obligations primarily related to the acquisitions of intangible assets, which amounted to $5.3 million and $11.0 million in 2002 and 2001, respectively.

Foreign exchange gain or loss

We recorded a foreign exchange gain of $0.7 million in 2002 compared to a foreign exchange loss of $1.1 million in 2001. Foreign exchange gains or losses in 2002 and 2001 mainly reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances.

Other income or expense

The changes in the fair values of the interest rate swaps, as well as the offsetting changes in the fair value of the portion of our Notes being hedged, are recorded in other income or expense. In 2002, we recognized a net gain of $3.4 million related to these changes from the inception of the fair value hedge in June 2002.

Debt conversion premiums

In 2001, we recorded debt conversion premiums of aggregate $34.9 million on the surrender and redemption of the $300.0 million aggregate principal amount of our outstanding Debentures.

Income taxes

Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $21.5 million and $15.3 million in 2002 and 2001, respectively. Our effective tax rate was affected by availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as the low profitability of our operations in the United States in 2002 due to the expansion of our commercial operations and the costs associated with the launches of new products.

2003 Annual Report  37

Summary of Quarterly Results

	Q1(1),(2)	Q2(1),(2)	Q3(1),(2)	Q4(2)	Full-Year(2)
	(In 000s, except per share data)
2003
Revenue	$191,390	$217,283	$215,314	$199,735	$823,722
Net income (loss)	57,599	(4,940)	16,114	(96,038)	(27,265)
Basic earnings (loss) per share	$0.36	$(0.03)	$0.10	$(0.60)	$(0.17)
Diluted earnings (loss) per share	$0.36	$(0.03)	$0.10	$(0.60)	$(0.17)

2002
Revenue	$155,253	$185,131	$208,944	$238,697	$788,025
Net income (loss)	53,051	62,557	74,977	(102,790)	87,795
Basic earnings (loss) per share	$0.35	$0.42	$0.52	$(0.65)	$0.58
Diluted earnings (loss) per share	$0.32	$0.39	$0.49	$(0.65)	$0.55

(1)
Restatement

During the course of the preparation of our 2003 annual consolidated financial statements, we determined that we had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, we acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GSK in a transaction denominated in Canadian dollars. At the date of acquisition, we recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in our previously issued interim financial statements for 2003, we did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on the payment transactions. U.S. GAAP requires that monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the impact of the translation of the Wellbutrin® and Zyban® obligation, using the exchange rates existing at March 31, 2003, June 30, 2003 and September 30, 2003, on our previously reported interim results of operations in 2003 is summarized in the following table.

	Q1	Q2	Q3
	(In 000s, except per share data)
2003
Net income (loss) as previously reported	$62,991	$(1,012)	$12,985
Foreign exchange adjustments	(5,392)	(3,928)	3,129

Net income (loss) as restated	57,599	(4,940)	16,114

Basic earnings (loss) per share
As previously reported	$0.40	$(0.01)	$0.08
As restated	$0.36	$(0.03)	$0.10
Diluted earnings (loss) per share
As previously reported	$0.39	$(0.01)	$0.08
As restated	$0.36	$(0.03)	$0.10

(2)
Impact of specific events on operations

The impacts of specific events on our interim and full-year results of operations in 2003 and 2002 are identified in the following table.

	Q1	Q2	Q3	Q4	Full-Year
	(In 000s, except per share data)
2003
Relocation costs	$—	$—	$3,156	$4,383	$7,539
Write-down of assets	—	—	—	45,081	45,081
Acquired research and development	—	84,200	18,409	22,111	124,720
Extinguishment of royalty obligation	—	—	—	61,348	61,348
Foreign exchange loss (gain) on long-term obligation	5,392	6,601	(655)	1,723	13,061
Reduction in tax contingency provision	—	—	—	(12,000)	(12,000)

Total	$5,392	$90,801	$20,910	$122,646	$239,749

Total per share (diluted)	$0.03	$0.57	$0.13	$0.77	$1.50

2002
Write-down of assets	$—	$—	$1,369	$30,575	$31,944
Acquired research and development	—	—	—	167,745	167,745

Total	$—	$—	$1,369	$198,320	$199,689

Total per share (diluted)	$—	$—	$0.01	$1.25	$1.24

38  Biovail Corporation

Financial Position

	2003	2002	Change
	Years ended December 31 (In 000s)
Working capital	$149,884	$(23,527)	$173,411
Long-lived assets	1,396,776	1,432,849	(36,073)
Long-term obligations	822,927	747,350	75,577
Shareholders' equity	881,595	845,686	35,909

Working capital increased by $173.4 million to $149.9 million at December 31, 2003 from negative $23.5 million at December 31, 2002. The current ratio improved to 1.6: 1 at December 31, 2003 from 0.9: 1 at December 31, 2002. The increase in working capital was mainly due to higher cash and cash equivalents and inventory balances, and lower current portion of long-term obligations balance. The increase in inventories was mainly due to the addition of raw material and work in process inventories of Wellbutrin XL™, as well as finished goods inventories of other new products, such as Cardizem® LA, Ativan® and Isordil®. The decline in the current portion of long-term obligations reflected payments made in 2003 related to the extension of the Zovirax distribution agreement, and to the acquisition of Wellbutrin® SR and Zyban® in Canada.

Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Long-lived assets declined by net $36.0 million to $1,396.8 million at December 31, 2003 from $1,432.8 million at December 31, 2002. Capital expenditures on property, plant and equipment were $36.9 million in 2003, which consisted mainly of additions to our manufacturing capacity to meet demand for the launches of Wellbutrin XL™ and Cardizem® LA. Additions to intangible assets in 2003 included the Ativan® and Isordil® trademarks, product rights and technology for $125.7 million and an additional participating interest in generic omeprazole for $35.5 million. Offsetting these additions to property, plant and equipment and intangible assets was depreciation and amortization of $157.3 million, and the write-down of the Cedax and Rondec product rights of $43.4 million, as well as the repayment of our loan receivable from Reliant, coincident with the termination of our co-promotion arrangement with Reliant, which amounted to $30.0 million at December 31, 2002.

Long-term obligations, including the current portion thereof, increased by $75.5 million to $822.9 million at December 31, 2003 from $747.4 million at December 31, 2002. In 2003, we borrowed an additional $170.0 million under our revolving term credit facility, for a total of $280.0 million drawn at December 31, 2003, and we added a long-term obligation of $17.5 million related to the acquisition of Ativan® and Isordil®. In 2003, we repaid $119.3 million of long-term obligations related to the acquisitions of intangible assets.

Shareholders' equity increased by $35.9 million to $881.6 million at December 31, 2003 from $845.7 million at December 31, 2002. The increase in shareholders' equity was mainly due to $41.0 million of other comprehensive income reflecting the impact of the strengthening of the Canadian dollar relative to the U.S. dollar and an unrealized holding gain on our equity investment in Depomed, offset by the net loss of $27.3 million recorded in 2003. The increase in shareholders' equity also reflected the issuance of $12.1 million of common shares, mainly on the exercise of stock options, and the repayment to us of $10.0 million of Executive Stock Purchase Plan ("ESPP") loans in 2003.

Cash Flows

At December 31, 2003, we had cash and cash equivalents of $133.3 million compared to $56.1 million at December 31, 2002 and $434.9 million at December 31, 2001.

	2003	2002	2001
	Years ended December 31 (In 000s)
Cash provided by operating activities	$281,979	$334,104	$284,121
Cash used in investing activities	(278,446)	(792,467)	(57,747)
Cash provided by financing activities	72,523	79,533	83,602
Effect of exchange rate changes on cash and cash equivalents	1,125	19	(229)

Increase (decrease) in cash and cash equivalents	$77,181	$(378,811)	$309,747

2003 Annual Report  39

Year ended December 31, 2003

Net cash provided by operating activities was $282.0 million in 2003, related to the following items:

  •
  A net loss of $27.3 million.

  •
  Adjustments for non-cash items of $342.5 million, which included depreciation and amortization of $157.3 million, and charges related to the write-down of assets of $45.1 million and acquired research and development of $124.7 million.

  •
  Net changes in non-cash operating items that reduced cash flows from operations by $33.3 million, mainly due to an increase in inventories and a decrease in income taxes payable, partially offset by a decrease in accounts receivable.

Net cash used in investing activities was $278.4 million in 2003, related primarily to the following items:

  •
  Acquisitions of $242.3 million of intangible assets, which included initial cash payments of $146.3 million for Ativan® and Isordil®, $35.5 million related to our participating interest in generic omeprazole, $44.2 million for the Athpharma products, and $16.0 million for Tramadol FT and Tramadol/Acetaminophen FT.

  •
  Capital expenditures of $36.9 million.

  •
  Acquisition of our interest in BNC-PHARMAPASS for $25.7 million, net of cash acquired.

  •
  Advance to Reliant of an additional $40.0 million, for a total loan receivable of $70.0 million.

  •
  Repayment in cash of $61.1 million of the loan receivable from Reliant.

  •
  Proceeds of $10.0 million from the Lilly settlement payment related to the disposal of the Keftab product rights.

Net cash provided by financing activities was $72.5 million in 2003, related primarily to the following items:

  •
  Borrowings of $170.0 million under our revolving term credit facility.

  •
  Proceeds of $12.1 million from the issue of common shares, mainly on the exercise of stock options.

  •
  Repayment to us of $10.0 million of ESPP loans.

  •
  Repayment of $119.3 million of long-term obligations related to the acquisitions of intangible assets.

Overall, cash and cash equivalents increased by $77.2 million in 2003.

Year ended December 31, 2002

Net cash provided by operating activities was $334.1 million in 2002, related to the following items:

  •
  Net income of $87.8 million.

  •
  Adjustments for non-cash items of $288.2 million, which included depreciation and amortization of $82.4 million, and charges related to the write-down of assets of $31.9 million and acquired research and development of $167.7 million.

  •
  Net changes in non-cash operating items that reduced cash flows from operations by $41.9 million, mainly due to an increase in accounts receivable, partially offset by increases in accounts payable and accrued liabilities.

Net cash used in investing activities was $792.5 million in 2002, related primarily to the following items:

  •
  Acquisitions of $375.4 million of intangible assets, which included $133.4 million for Zovirax and $94.3 million for Teveten®, and initial cash payments of $145.7 million for Vasotec® and Vaseretic®.

  •
  Business acquisitions, net of cash acquired, of $240.6 million, which comprised $178.7 million for Pharma Pass and $61.9 million for Pharma Tech.

  •
  Acquisitions of $85.1 million of long-term investments, which included equity investments in Ethypharm and Depomed of $67.8 million and $13.7 million, respectively.

  •
  Capital expenditures of $61.4 million.

  •
  Advance to Reliant of $30.0 million.

Net cash provided by financing activities was $79.5 million in 2002, related primarily to the following items:

  •
  Net proceeds of $384.3 million on the issue of our Notes.

  •
  Proceeds of $112.8 million on the exercise of warrants.

  •
  Borrowings of $110.0 million under our revolving term credit facility.

  •
  Proceeds of $19.6 million from the issue of common shares, mainly on the exercise of stock options.

40  Biovail Corporation

  •
  Repurchases of $503.1 million of our common shares on the open market, under our stock repurchase program, at an average price of $39.08 per share.

  •
  Repayment of $42.0 million of long-term obligations related to the acquisitions of intangible assets.

Overall, cash and cash equivalents decreased by $378.8 million in 2002.

Year ended December 31, 2001

Net cash provided by operating activities was $284.1 million in 2001, related to the following items:

  •
  Net income of $87.4 million.

  •
  Adjustments for non-cash items of $175.4 million, which included depreciation and amortization of $55.3 million, and charges related to the write-down of assets of $80.5 million and debt conversion premiums of $23.6 million.

  •
  Net changes in non-cash operating items that increased cash flows from operations by $21.3 million, mainly due to decreases in accounts payable and accrued liabilities, partially offset by an increase in inventories.

Net cash used in investing activities was $57.7 million in 2001, related primarily to the following items:

  •
  Capital expenditures of $44.4 million.

  •
  Acquisitions of $27.4 million of intangible assets, offset by the recovery of $15 million previously paid to Elan to license its generic versions of Adalat CC.

Net cash provided by financing activities was $83.6 million in 2001, related primarily to the following items:

  •
  Net proceeds of $560.0 million from our November 2001 equity offering.

  •
  Proceeds of $29.2 million from the issue of common shares, mainly on the exercise of stock options.

  •
  Proceeds of $29.1 million on the exercise of warrants.

  •
  Repayments of $210.0 million under our revolving term credit facility.

  •
  Repayments $193.4 million of long-term obligations related to the acquisitions of intangible assets.

  •
  Repurchases of $120.0 million of our common shares on the open market, under our stock repurchase program, at an average price of $41.79 per share.

  •
  Advance of $10.0 million of ESPP loans.

Overall, cash and cash equivalents increased by $309.7 million in 2001.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements at December 31, 2003, other than operating leases, purchase obligations and contingent milestone payments in the normal course of business, which are reflected in the contractual obligations table below.

Liquidity and Capital Resources

At December 31, 2003, we had total long-term obligations of $822.9 million, including the current portion thereof, which included the carrying value of our Notes of $408.1 million, borrowings under our revolving term credit facility of $280.0 million and obligations related to the acquisitions of intangible assets of $127.8 million. At March 31, 2004, we had repaid $80.0 million under our revolving term credit facility and $33.1 million of obligations related to the acquisitions of intangible assets.

In March 2004, we renewed our revolving term credit facility at $400.0 million. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option. This credit facility may be used for general corporate purposes, including acquisitions. At December 31, 2003 and March 31, 2004, we were in compliance with all financial and non-financial covenants associated with this credit facility. At December 31, 2003 and March 31, 2004, we had advances of $280.0 million and $200.0 million, respectively, borrowed under this credit facility, and at each of these dates we had a letter of credit with a balance of $61.2 million issued under this credit facility. This letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At March 31, 2004, we had a remaining balance of $138.8 million available to borrow under this credit facility.

2003 Annual Report  41

The following table summarizes our fixed and contingent contractual obligations at December 31, 2003.

	Maturities by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In 000s)
Long-term obligations	$814,836	$62,669	$340,917	$11,250	$400,000
Operating lease obligations	38,200	6,400	12,000	6,200	13,600
Purchase obligation(1)	12,193	4,794	7,399	—	—
Purchase obligation(2)	21,167	N/A	N/A	N/A	N/A
Contingent milestone payments(3)	134,785	N/A	N/A	N/A	N/A

Total contractual obligations	$1,021,181	$73,863	$360,316	$17,450	$413,600

(1)
This purchase obligation is in connection with the manufacture and supply of Vasotec® and Vaseretic®. We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

(2)
This purchase obligation is in connection with the acquisition of Ativan® and Isordil®. We will pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by us. As this payment is contingent on receiving FDA approval of the first Ativan® line extension product, it does not have a defined maturity.

(3)
This amount comprises material contingent milestone payments in connection with certain research and development collaborations with third parties. As these payments are primarily contingent on receiving regulatory approval for the products under development, they do not have defined maturities.

In November 2003, we implemented a stock repurchase program pursuant to which we are entitled to purchase up to approximately 13.2 million of our common shares on or before November 25, 2004. Any common shares purchased by us under this program will be cancelled. To April 23, 2004, we have not repurchased any common shares under this program.

We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by our operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

Inflation has not had a significant impact on our results of operations.

Foreign currency risk

We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada. We paid the final instalment related to this obligation in March 2004 and, consequently, we do not have any material remaining non-U.S. dollar denominated obligations. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in high-grade money market funds, and government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

42  Biovail Corporation

We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates.

The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

Based on our overall interest rate exposure, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been other than temporary declines in their fair values.

Our initial equity investment in Ethypharm is protected in the event of any private or public financing undertaken by Ethypharm prior to June 2005. We are monitoring our investment in Ethypharm, as Ethypharm will need to achieve improvements in operating performance or a write-down of this investment may become necessary.

A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. We elected to continue to use the intrinsic value-based method under the provisions of APB No. 25, "Accounting for Stock Issued to Employees", and adopted the required disclosures of SFAS No. 148 effective December 31, 2002.

In January 2003 (as amended in December 2003), the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity ("VIE") by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The adoption of FIN No. 46 had no effect on our financial position or results of operations.

2003 Annual Report  43

Management Report

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

The consolidated financial statements and information in the Management's Discussion and Analysis ("MD&A") necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

The Company's Chief Executive Officer and Chief Financial Officer will be certifying the Company's annual disclosure document filed with the U.S. Securities and Exchange Commission (Form 20-F) as required by the Sarbanes-Oxley Act in the United States.

Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	Brian H. Crombie Senior Vice President and Chief Financial Officer

44  Biovail Corporation

Auditors' Report

To the Shareholders of Biovail Corporation

We have audited the consolidated balance sheets of Biovail Corporation at December 31, 2003 and 2002 and the consolidated statements of income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with United States generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, during 2002 the Company changed its method of accounting for goodwill and intangible assets.

On April 23, 2004, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Toronto, Canada, April 23, 2004	Chartered Accountants

2003 Annual Report  45

Consolidated Balance Sheets

In accordance with U.S. generally accepted accounting principles
 (All dollar amounts expressed in thousands of U.S. dollars)

	At December 31
	2003	2002
Assets
Current
Cash and cash equivalents	$133,261	$56,080
Accounts receivable	179,374	190,980
Inventories	84,058	53,047
Deposits and prepaid expenses	15,759	21,524

	412,452	321,631

Long-term investments	113,546	79,324
Property, plant and equipment, net	173,804	136,784
Goodwill, net	100,814	102,212
Intangible assets, net	1,049,475	1,080,503
Other assets, net	72,683	113,350

	$1,922,774	$1,833,804

Liabilities
Current
Accounts payable	$67,932	$71,641
Accrued liabilities	105,201	106,005
Minority interest	679	—
Income taxes payable	24,175	35,691
Deferred revenue	5,765	9,231
Current portion of long-term obligations	58,816	122,590

	262,568	345,158

Deferred revenue	14,500	18,200
Long-term obligations	764,111	624,760

	1,041,179	988,118

Shareholders' Equity
Common shares, no par value, unlimited shares authorized, 158,796,978 and 158,120,144 issued and outstanding at December 31, 2003 and 2002, respectively	1,448,353	1,433,624
Stock options outstanding	2,290	4,856
Executive Stock Purchase Plan loans	—	(9,988)
Deficit	(607,678)	(580,413)
Accumulated other comprehensive income (loss)	38,630	(2,393)

	881,595	845,686

	$1,922,774	$1,833,804

Commitments and contingencies (notes 3, 23 and 24)
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board:

Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	Laurence E. Paul, M.D. Director

46  Biovail Corporation

Consolidated Statements of Income (Loss)

In accordance with U.S. generally accepted accounting principles
 (All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2003	2002	2001
Revenue
Product sales	$632,898	$645,986	$521,154
Research and development	14,239	28,425	14,596
Co-promotion, royalty and licensing	176,585	113,614	47,513

	823,722	788,025	583,263

Expenses
Cost of goods sold	139,456	164,706	125,995
Research and development	86,570	52,150	51,017
Selling, general and administrative	242,771	166,397	109,028
Amortization	140,895	71,499	44,513
Write-down of assets	45,081	31,944	80,482
Acquired research and development	124,720	167,745	—
Extinguishment of royalty obligation	61,348	—	—
Settlements	(34,055)	—	—

	806,786	654,441	411,035

Operating income	16,936	133,584	172,228
Interest income	7,165	3,608	2,742
Interest expense	(40,421)	(32,005)	(36,242)
Foreign exchange gain (loss)	(14,007)	700	(1,072)
Other income (expense)	(938)	3,408	—
Debt conversion premiums	—	—	(34,923)

Income (loss) before provision for (recovery of) income taxes	(31,265)	109,295	102,733
Provision for (recovery of) income taxes	(4,000)	21,500	15,285

Net income (loss)	$(27,265)	$87,795	$87,448

Earnings (loss) per share
Basic	$(0.17)	$0.58	$0.64
Diluted	$(0.17)	$0.55	$0.58

Weighted average number of common shares outstanding (000s)
Basic	158,516	151,960	136,928
Diluted	158,516	160,463	150,690

The accompanying notes are an integral part of the consolidated financial statements.

2003 Annual Report  47

Consolidated Statements of Shareholders' Equity

In accordance with U.S. generally accepted accounting principles
 (All dollar amounts expressed in thousands of U.S. dollars)

	Common shares
				Executive Stock Purchase Plan loans			Accumulated other comprehensive income (loss)
	Shares (000s)	Amount	Stock options outstanding		Warrants outstanding	Deficit		Total
Balance, January 1, 2001	131,461	$482,842	$9,891	$—	$7,912	$(261,819)	$(1,368)	$237,458
Issued on the exercise of stock options	2,906	33,650	(4,826)	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan	6	280	—	—	—	—	—	280
Cancelled under stock repurchase program	(2,871)	(14,354)	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering	12,500	587,500	—	—	—	—	—	587,500
Issue costs	—	(27,454)	—	—	—	—	—	(27,454)
Issued on surrender and redemption of Convertible Subordinated Preferred Equivalent Debentures	10,433	314,259	—	—	—	—	—	314,259
Issued on exercise of warrants	3,061	30,784	—	—	(1,691)	—	—	29,093
Cancellation of non-employee options	—	—	(735)	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	737	—	—	—	—	737
Advance of Executive Stock Purchase Plan loans	—	—	—	(9,988)	—	—	—	(9,988)

	157,496	1,407,507	5,067	(9,988)	6,221	(367,452)	(1,368)	1,039,987

Net income	—	—	—	—	—	87,448	—	87,448
Other comprehensive loss
Foreign currency translation adjustment	—	—	—	—	—	—	(2,254)	(2,254)
Unrealized holding losses on long-term investments	—	—	—	—	—	—	(72)	(72)
Reclassification adjustment for loss on long-term investment included in net income	—	—	—	—	—	—	965	965

Other comprehensive loss	—	—	—	—	—	—	(1,361)	(1,361)

Comprehensive income								86,087

Balance, December 31, 2001	157,496	1,407,507	5,067	(9,988)	6,221	(280,004)	(2,729)	1,126,074

Issued on the exercise of stock options	2,197	21,506	(2,210)	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan	17	463	—	—	—	—	—	463
Cancelled under stock repurchase program	(12,872)	(114,896)	—	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants	11,282	119,044	—	—	(6,221)	—	—	112,823
Compensation cost for employee stock options	—	—	1,999	—	—	—	—	1,999

	158,120	1,433,624	4,856	(9,988)	—	(668,208)	(2,729)	757,555

Net income	—	—	—	—	—	87,795	—	87,795
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	336	336

Other comprehensive income	—	—	—	—	—	—	336	336

Comprehensive income								88,131

Balance, December 31, 2002	158,120	1,433,624	4,856	(9,988)	—	(580,413)	(2,393)	845,686

Issued on the exercise of stock options	663	14,247	(2,650)	—	—	—	—	11,597
Issued under Employee Stock Purchase Plan	14	482	—	—	—	—	—	482
Compensation cost for employee stock options	—	—	84	—	—	—	—	84
Repayment of Executive Stock Purchase Plan loans	—	—	—	9,988	—	—	—	9,988

	158,797	1,448,353	2,290	—	—	(580,413)	(2,393)	867,837

Net loss	—	—	—	—	—	(27,265)	—	(27,265)
Other comprehensive income
Foreign currency translation adjustment	—	—	—	—	—	—	20,233	20,233
Unrealized holding gains on long-term investments	—	—	—	—	—	—	20,790	20,790

Other comprehensive income	—	—	—	—	—	—	41,023	41,023

Comprehensive income								13,758

Balance, December 31, 2003	158,797	$1,448,353	$2,290	$—	$—	$(607,678)	$38,630	$881,595

The accompanying notes are an integral part of the consolidated financial statements.

48  Biovail Corporation

Consolidated Statements of Cash Flows

In accordance with U.S. generally accepted accounting principles
 (All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2003	2002	2001
Cash flows from operating activities
Net income (loss)	$(27,265)	$87,795	$87,448
Add (deduct) items not involving cash
Depreciation and amortization	157,317	82,368	55,287
Amortization of deferred financing costs	2,975	2,267	1,580
Amortization of discounts on long-term obligations	6,562	5,329	10,999
Compensation cost for employee stock options	84	1,999	737
Write-down of assets	45,081	31,944	80,482
Acquired research and development	124,720	167,745	—
Debt conversion premiums, net of cash paid	—	—	23,574
Interest paid through the issuance of common shares	—	—	1,250
Other	5,809	(3,408)	1,450

	315,283	376,039	262,807
Net change in non-cash operating items	(33,304)	(41,935)	21,314

Cash provided by operating activities	281,979	334,104	284,121

Cash flows from investing activities
Acquisitions of intangible assets	(242,298)	(375,385)	(27,445)
Additions to property, plant and equipment	(36,923)	(61,382)	(44,436)
Acquisitions of businesses, net of cash acquired	(25,741)	(240,581)	—
Acquisitions of long-term investments	(4,555)	(85,119)	(866)
Advance of loan receivable	(40,000)	(30,000)	—
Repayment of loan receivable	61,071	—	—
Proceeds on disposal of intangible asset	10,000	—	—
Proceeds on reduction in intangible assets	—	—	15,000

Cash used in investing activities	(278,446)	(792,467)	(57,747)

Cash flows from financing activities
Issuance of common shares, net of issue costs	12,079	19,615	589,150
Repayment (advance) of Executive Stock Purchase Plan loans	9,988	—	(9,988)
Repurchase of common shares	—	(503,100)	(119,987)
Proceeds from exercise of warrants	—	112,823	29,093
Advances (repayments) under revolving term credit facility, including financing costs	169,800	107,895	(211,300)
Repayments of other long-term obligations	(119,344)	(41,980)	(193,366)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280	—

Cash provided by financing activities	72,523	79,533	83,602

Effect of exchange rate changes on cash and cash equivalents	1,125	19	(229)

Net increase (decrease) in cash and cash equivalents	77,181	(378,811)	309,747
Cash and cash equivalents, beginning of year	56,080	434,891	125,144

Cash and cash equivalents, end of year	$133,261	$56,080	$434,891

The accompanying notes are an integral part of the consolidated financial statements.

2003 Annual Report  49

Notes to Consolidated Financial Statements

In accordance with U.S. generally accepted accounting principles
 (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.    Governing Statute and Nature of Operations

Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol BVF.

2.    Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"), applied on a consistent basis (except as described below under goodwill and intangible assets). Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are separately made available to all shareholders and filed with necessary regulatory authorities.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of all its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Under certain agreements, management relies on estimates and assumptions made by the Company's third party licensees. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Significant estimates made by management include allowances for accounts receivable and inventories, provisions for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets and investments for impairment, the realizability of deferred tax assets, and the allocation of the purchase price of acquired assets and businesses. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's financial position and results of operations could be materially impacted.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to their short maturity periods. The fair values of long-term investments and long-term obligations are based on quoted market prices, if available, or estimated discounted future cash flows. The fair values of derivative contracts are estimated based on the amount that would have been received or paid to settle these contracts.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

Accounts receivable

The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses.

50  Biovail Corporation

Inventories

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labour and an allocation of overheads. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value.

Long-term investments

Long-term investments with readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for as being available-for-sale. These investments are reported at fair value with all unrealized gains and temporary unrealized losses recognized in comprehensive income or loss. Unrealized losses on these investments that are considered to be other than temporary are recognized in net income or loss.

Long-term investments without readily determinable market values, where the Company does not have the ability to exercise significant influence, are accounted for using the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other than temporary are recognized in net income or loss.

A long-term investment, where the Company has the ability to exercise significant influence, is accounted for using the equity method. The Company's share of the earnings or losses of this company is recognized in net income or loss.

Property, plant and equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the related assets becoming available for productive use. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Term of lease

The Company evaluates property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Effective January 1, 2002, the Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets to goodwill and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified at December 31, 2001. The Company does not have any indefinite-lived intangible assets.

2003 Annual Report  51

On an annual basis, the Company evaluates its goodwill for impairment by comparing the fair values of its reporting units to their respective carrying values. In 2003, the Company completed the annual evaluation of its goodwill and recorded a write-down of $1,681,000 related to the impairment of goodwill associated with its Swiss subsidiary, Biovail S.A., due to a decline in royalties earned on the sales of products out-licensed by this subsidiary.

A reconciliation of reported net income or loss and earnings or loss per share, assuming SFAS No. 142 was applied retroactively, is as follows:

	2003	2002	2001
Net income (loss) as reported	$(27,265)	$87,795	$87,448
Goodwill amortization	—	—	5,583
Workforce amortization	—	—	1,071

Adjusted net income (loss)	$(27,265)	$87,795	$94,102

Basic earnings (loss) per share
Net income (loss) as reported	$(0.17)	$0.58	$0.64
Goodwill amortization	$—	$—	$0.04
Workforce amortization	$—	$—	$0.01

Adjusted net income (loss)	$(0.17)	$0.58	$0.69

Diluted earnings (loss) per share
Net income (loss) as reported	$(0.17)	$0.55	$0.58
Goodwill amortization	$—	$—	$0.04
Workforce amortization	$—	$—	$0.01

Adjusted net income (loss)	$(0.17)	$0.55	$0.63

Intangible assets are reported at cost, less accumulated amortization. Amortization is generally calculated using the straight-line method based on the following estimated useful lives:

Trademarks	20 years
Product rights	8-20 years
Technology	15 years

The Company obtained a participating interest in the gross profit on sales of generic omeprazole (as described in note 3 — Acquisitions). This interest is being amortized on a proportionate basis relative to the revenue received from this interest.

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

Deferred financing costs

Deferred financing costs are reported at cost, less accumulated amortization. Amortization is calculated using the straight-line method over the term of the following related obligations:

Revolving term credit facility	3 years
Senior Subordinated Notes	8 years

Amortization expense related to deferred financing costs is included in interest expense.

52  Biovail Corporation

Deferred compensation plan

The Company maintains a deferred compensation plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The assets of this plan were placed in trust, and have been recorded in other assets with a corresponding liability recorded in long-term obligations. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the Company in the event of bankruptcy, thereby qualifying this trust as a rabbi trust for income tax purposes. Changes in the value of the assets held by this trust, and a corresponding charge or credit to compensation expense (to reflect the fair value of the amount owed to the participants), are recognized in net income or loss.

Derivative financial instruments

The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a fair value hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments as either assets or liabilities at fair value. For a derivative financial instrument that is designated and qualifies as a highly effective fair value hedge, the derivative financial instrument is marked-to-market with the gain or loss on the derivative financial instrument and the respective offsetting loss or gain on the underlying hedged item recognized in net income or loss. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense.

Foreign currency translation

The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of accumulated other comprehensive income or loss in shareholders' equity. Foreign currency gains and losses related to the remeasurement of the Company's Irish operations are recognized in net income or loss.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized in net income or loss.

Revenue recognition

Revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Effective January 1, 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". Total revenue in 2003, 2002 and 2001 included $5,200,000, $4,800,000 and $6,300,000, respectively, of amortization of revenue deferred on the implementation of SAB No. 101.

  Product sales

Product sales revenue is recognized when title has transferred to the customer, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the product sold. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Revenue from product sales is recognized net of provisions for estimated sales discounts and allowances, returns, recalls, rebates and chargebacks. In connection with these provisions on sales related to products manufactured by the Company for distribution by third party licensees, the Company relies on estimates and assumptions made by these licensees. Provisions for sales discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. Provisions for returns and recalls are estimated based on historical return and exchange levels, and third party data with respect to inventory levels in the Company's distribution channels. Provisions for rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs.

2003 Annual Report  53

  Research and development

Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contracts. On long-term research and development collaborations, revenue is recognized on a proportionate basis relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and profit margin related to these collaborations that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these collaborations that are in excess of costs and profit margin are recorded in deferred revenue. Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

  Co-promotion

Co-promotion revenue is recognized based on the terms of the specific co-promotion contracts, and is generally determined based on a percentage of the net sales of the co-promoted products. Sales and marketing costs related to co-promotion revenue are recorded in selling, general and administrative expenses.

  Royalty and licensing

Royalty revenue is recognized based on the terms of the specific licensing contracts, and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a systematic basis over the license period.

Research and development

Costs related to internal research and development programs and fees for service and milestone payments paid to third parties are expensed as incurred.

Costs associated with revenue generated from research and development collaborations, and with providing contract research services are included in research and development expenses and were $9,503,000, $11,570,000 and $7,596,000 in 2003, 2002 and 2001, respectively.

Acquired research and development

The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that the Company intends to continue, and for which: (i) technological feasibility had not been established at the date of acquisition; and (ii) there was no alternative future use.

The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of these projects, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to these projects include the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The completion of these projects may require significant amounts of future time and effort, as well as additional development costs, which may be incurred by the Company. Consequently, there is significant technological and regulatory approval risk associated with these projects at the date of acquisition.

The research being undertaken on these projects relates specifically to developing novel formulations of the associated molecules. Consequently, the Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to these projects.

54  Biovail Corporation

The fair value of acquired research and development is determined using an income approach on a project-by-project basis. The estimated future net cash flows related to these projects include the costs to develop these projects into commercially viable products, and the projected revenues to be earned on commercialization of these projects when complete. The discount rates used to present value the estimated future net cash flows related to each of these projects are determined based on the relative risk of achieving each of these project's net cash flows. The discount rates reflect the project's stage of completion and other risk factors, which include the nature and complexity of the product, the projected costs to complete, market competition and the estimated life of the product.

Advertising

Advertising costs related to new product launches are expensed on the first showing of the product. The Company did not have any deferred advertising costs at December 31, 2003. Deferred advertising costs of $8,866,000 were included in deposits and prepaid expenses at December 31, 2002.

Advertising costs expensed in 2003, 2002 and 2001 were $23,013,000, $18,795,000 and $3,957,000, respectively. These costs are included in selling, general and administrative expenses.

Co-promotion fees

Co-promotion fees payable by the Company to its co-promotion partner were accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees were included in selling, general and administrative expenses.

Stock-based compensation

Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion

("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income or loss and earnings or loss per share must be presented in the financial statements as if the fair value-based method had been applied.

The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value was recognized in net income or loss in 2003, 2002 or 2001; however, the Company recorded compensation expense in these years for stock options granted (at the date of acquisition) to the employees of DJ Pharma, Inc. ("DJ Pharma"). The following table presents the Company's pro forma net income or loss and earnings or loss per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	2003	2002	2001
Net income (loss) as reported	$(27,265)	$87,795	$87,448
Total pro forma stock-based compensation expense determined under fair value-based method	(16,903)	(14,254)	(12,216)

Pro forma net income (loss)	(44,168)	73,541	75,232

Basic earnings (loss) per share
As reported	$(0.17)	$0.58	$0.64
Pro forma	$(0.28)	$0.48	$0.55
Diluted earnings (loss) per share
As reported	$(0.17)	$0.55	$0.58
Pro forma	$(0.28)	$0.46	$0.50

2003 Annual Report  55

The weighted average fair values of all stock options granted during 2003, 2002 and 2001 were $11.48, $13.58 and $15.34, respectively, estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected option life (years)	4.0	3.8	4.0
Volatility	54.7%	46.8%	36.9%
Risk-free interest rate	3.9%	4.5%	5.2%
Dividend yield	—%	—%	—%

The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

Income taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Earnings or loss per share

Basic earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings or loss per share are calculated by dividing net income or loss by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of stock options and warrants are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

Comprehensive income or loss

Comprehensive income or loss comprises net income or loss and other comprehensive income or loss. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized holding gains or losses on available-for-sale investments. Accumulated other comprehensive income or loss is recorded as a component of shareholders' equity.

Recent accounting pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value-based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company elected to continue to use the intrinsic value-based method under the provisions of APB No. 25, and adopted the required disclosures of SFAS No. 148 effective December 31, 2002.

In January 2003 (as amended in December 2003), the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity ("VIE") by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The adoption of FIN No. 46 had no effect on the Company's financial position or results of operations.

56  Biovail Corporation

3.    Acquisitions

2003 acquisitions of intangible assets

During 2003, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Tramadol FT products	Ativan® and Isordil®	Athpharma products	Generic omeprazole	Other	Total
Acquired assets
Acquired research and development	$16,000	$38,100	$44,200	$—	$—	$98,300
Trademarks	—	107,542	—	—	—	107,542
Product rights	—	16,041	—	35,500	256	51,797
Technology	—	2,156	—	—	—	2,156

	$16,000	$163,839	$44,200	$35,500	$256	$259,795

Consideration
Cash paid	$16,000	$146,342	$44,200	$35,500	$256	$242,298
Long-term obligation	—	17,497	—	—	—	17,497

	$16,000	$163,839	$44,200	$35,500	$256	$259,795

Tramadol FT products

In April 2002, Biovail acquired a 15% equity interest in Ethypharm S.A. ("Ethypharm") and obtained the rights to market six products under development by Ethypharm (as described in note 7 — Long-Term Investments and note 22 — Research and Development Collaborations). The products under development included Ethypharm's Flashtab versions of tramadol ("Tramadol FT") and combination of tramadol and acetaminophen ("Tramadol/Acetaminophen FT").

  September 2003 agreements

In September 2003, Biovail entered into several agreements with Ethypharm relating to: (i) the acquisition of Ethypharm's remaining interest in Tramadol FT (including all relevant patents) and the elimination of Biovail's obligation to make any future milestone payments (except for a $1,000,000 milestone payment if Tramadol FT is approved by the U.S. Food and Drug Administration ("FDA")) or royalty payments to Ethypharm related to Tramadol FT; (ii) the grant to Ethypharm of a 15-year license to manufacture and market Biovail's controlled-release formulation of diltiazem hydrochloride ("HCl") ("Diltiazem CR"), which is marketed by Biovail in the United States under the trade name Cardizem® LA, in all the countries of the world excluding Canada and the United States; (iii) the supply to Ethypharm of a quantity of diltiazem beads to enable it to encapsulate Diltiazem CR until the necessary technology transfer to manufacture diltiazem beads had been effected; and (iv) the grant to Ethypharm of a right to market Biovail's once-daily formulation of bupropion HCl in all countries outside of North America not elected by GlaxoSmithKline plc ("GSK") pursuant to the Wellbutrin XL™ agreement between Biovail and GSK (as described in note 21 — Co-Promotion and License Arrangements).

In September 2003, Biovail accounted for these transactions on a net basis, reflecting that these agreements were negotiated and concluded almost simultaneously. Biovail recorded a net charge to acquired research and development of $3,063,000 related to these agreements, reflecting the following amounts that were contractually agreed to by the parties, as well as the cost of the diltiazem beads supplied to Ethypharm:

Tramadol FT acquisition	$21,000
Diltiazem CR proceeds	(20,000)
Cost of diltiazem beads supplied	2,063

Acquired research and development	$3,063

Biovail also agreed, subject to certain conditions, to subscribe for up to $20,000,000 of convertible and/or exchangeable bonds of Ethypharm. Certain of the conditions precedent to the closing of the bond subscription agreement required third parties, independent of Ethypharm and Biovail, to agree to revisions to their existing agreements with Ethypharm.

2003 Annual Report  57

Biovail also negotiated with Ethypharm for significant improvements to the shareholder agreement, providing equity protection for an indefinite period of time on Biovail's initial investment in Ethypharm in the event of any private or public financing undertaken by Ethypharm.

  February 2004 amendments

In February 2004, Biovail and Ethypharm agreed to amend the September 2003 agreements as follows:

The purchase price for Tramadol FT was reduced from $21,000,000 to $16,000,000. Biovail remains obligated to pay Ethypharm a $1,000,000 milestone payment if Tramadol FT is approved by the FDA. In addition to Tramadol FT, Biovail acquired Ethypharm's remaining interest in Tramadol/Acetaminophen FT (including all relevant patents). Biovail will pay Ethypharm a royalty on any future sales of Tramadol/Acetaminophen FT.

The Diltiazem CR license agreement was terminated (including the supply of diltiazem beads), as was the bond subscription agreement. In addition, the term of the equity protection on Biovail's initial investment in Ethypharm was reduced from an indefinite period of time to 18 months. The grant to Ethypharm of a right to market Wellbutrin XL™ in all countries outside North America was effectively nullified by GSK's subsequent election to develop and market Wellbutrin XL™ on a worldwide basis.

The February 2004 amendments confirmed conditions that existed at the date of the consolidated financial statements and, accordingly, Biovail recorded these amendments effective December 31, 2003. The effect of these amendments on the original accounting for the September 2003 transactions was as follows: (i) the proceeds from the sales of the Diltiazem CR license and the diltiazem beads were reversed; (ii) the cost of the diltiazem beads was returned to inventory; and (iii) the charge to acquired research and development was increased from $3,063,000 to $16,000,000 to reflect the actual cash paid for Tramadol FT and Tramadol/Acetaminophen FT pursuant to the February 2004 amendments.

  Acquired research and development

At the dates of acquisition, Tramadol FT was in a late-stage clinical phase of development and Tramadol/Acetaminophen FT was in a pre-clinical phase of development. At the dates of acquisition, neither of these products had been submitted for approval by the FDA. In March 2004, Biovail filed a New Drug Application ("NDA") with the FDA for Tramadol FT (Ralivia™ FlashDose®).

Ativan® and Isordil®

In May 2003, Biovail acquired from Wyeth Pharmaceuticals Inc. ("Wyeth") the rights to Ativan® (lorazepam), indicated for the management of anxiety disorders, and Isordil® (isosorbide dinitrate), indicated for the prevention of angina pectoris due to coronary artery disease, in the United States. Biovail also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® line extension products to be sold in the United States. Wyeth will manufacture and supply Ativan® and Isordil® to Biovail for three years from the date of acquisition. Biovail will make two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). Biovail will also pay Wyeth royalties on any future sales of any Ativan® line extension products that may be developed and marketed by Biovail, as well as a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $146,342,000, and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate of 3.00%, which was comparable to Biovail's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

The fair values of the acquired assets were determined using an income approach. The discount rates used to present value the estimated future cash flows related to each acquired asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were in the range of 10.5% to 35%.

58  Biovail Corporation

The trademarks are being amortized over their estimated useful lives of 20 years. The product rights and technology are being amortized over their estimated useful lives of 15 years. The estimated weighted average useful life of the trademarks, product rights and technology is approximately 19 years.

  Acquired research and development

At the date of acquisition, the Ativan® line extension products were in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 35%. The costs to complete the development of these products are estimated to be up to $23,500,000.

Athpharma products

In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of these products. Biovail will pay a portion of the development costs, and may make aggregate payments of $24,200,000 to Athpharma subject to the attainment of certain milestones. Biovail will also pay Athpharma royalties on any future sales of these products.

  Acquired research and development

At the date of acquisition, Bisochron and Isochron were both entering Phase III clinical studies, and Hepacol I and Hepacol II were both in pre-clinical phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 45% to 70%. The following values were assigned to these products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000 and Hepacol II — $2,565,000. Biovail's share of the costs to complete the development of these products is estimated to be $20,000,000.

Generic omeprazole

In May 2003, Biovail paid $35,500,000 to the previous owners of Pharma Pass LLC (a company acquired by Biovail in December 2002, as described below under 2002 acquisitions of businesses) related to an additional participating interest in the gross profit on sales of generic omeprazole owned by those parties. Amortization of $34,379,000 related to the cost of this acquired asset was recorded in 2003, as Biovail had received most of the value from this participating interest by December 31, 2003.

2002 acquisitions of intangible assets

During 2002, the Company acquired the following intangible assets. Total consideration related to each of these acquisitions was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition:

	Wellbutrin® and Zyban®	Vasotec® and Vaseretic®	Teveten®	Zovirax	Total
Acquired assets
Prepaid expenses	$2,609	$—	$—	$—	$2,609
Trademarks	24,349	165,804	—	—	190,153
Product rights	45,000	79,500	94,340	173,364	392,204

	$71,958	$245,304	$94,340	$173,364	$584,966

Consideration
Cash paid, net of gross profit on acquired assets	$1,997	$145,684	$94,340	$133,364	$375,385
Long-term obligations	69,961	99,620	—	40,000	209,581

	$71,958	$245,304	$94,340	$173,364	$584,966

2003 Annual Report  59

Wellbutrin® and Zyban®

In December 2002, Biovail acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada. Biovail also acquired the right to market its once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL if regulatory approval is received. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion HCl. Biovail obtained the beneficial rights to Wellbutrin® SR and Zyban® effective December 1, 2002, and obtained full legal rights on March 2, 2004, following the completion of the payments described below.

GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® to Biovail for four years from the date of acquisition. GSK will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. GSK continued to market Wellbutrin® SR and Zyban® in Canada during the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail paid GSK a tiered royalty on the net sales of these products during this period. Biovail will also pay GSK a royalty on any future sales of Wellbutrin® XL in Canada for a period of 20 years from the date of commercial launch of this product.

The purchase price for Wellbutrin® and Zyban® comprised cash consideration, including costs of acquisition, of $3,320,000, less GSK's gross profit on the acquired assets from December 1, 2002 (the effective date of the transaction) to December 26, 2002 (the closing date of the transaction) of $1,323,000, plus remaining payments of $72,072,000 payable in four quarterly instalments from June 1, 2003 to March 1, 2004. These payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $69,961,000.

The prepaid expenses were amortized over a one-year period from January 1, 2003. These expenses related to the minimum amount that GSK committed to spend on the marketing of Wellbutrin® SR and Zyban® in Canada during that period. The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively. The estimated weighted average useful life of the acquired assets is approximately 16 years.

Vasotec® and Vaseretic®

In May 2002, Biovail acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® (enalapril) and Vaseretic® (enalapril and hydrochlorothiazide combination) in the United States. Vasotec® and Vaseretic® are prescribed for the treatments of hypertension and congestive heart failure. Biovail also acquired the fixed-dose combination NDA of enalapril in combination with diltiazem malate. Merck will continue to manufacture and supply Vasotec® and Vaseretic® to Biovail for five years from the date of acquisition. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Biovail will also pay Merck royalties on any future sales of any life cycle products developed and marketed in the United States.

Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development (as described in note 22 — Research and Development Collaborations).

The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. These payments were present valued using an imputed interest rate of 5.75%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $99,620,000.

The trademarks and product rights are being amortized over their estimated useful lives of 20 years and 15 years, respectively. The estimated weighted average useful life of the acquired assets is approximately 19 years.

A letter of credit was issued to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® and Vaseretic® agreement. The letter of credit was issued under Biovail's revolving term credit facility, and had a balance remaining of $61,207,000 and $93,170,000 at December 31, 2003 and 2002, respectively. The fees incurred to issue the letter of credit are amortized to interest expense over the related term of the letter of credit.

60  Biovail Corporation

Teveten®

In March 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights are being amortized over their estimated useful life of 20 years.

Solvay will continue to manufacture and supply Teveten® and Teveten® HCT to Biovail for up to 12 years from the date of acquisition, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay paid Biovail a $20,000,000 marketing allowance to reimburse Biovail for the agreed upon direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. Biovail recorded one-half of the marketing allowance each year in 2003 and 2002 as a reduction of selling, general and administrative expenses. Biovail formed a joint business development committee with Solvay to discuss future clinical and product development options that could enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire, for worldwide markets excluding the United States, all potential future modifications and innovations developed by Biovail for Teveten®.

Zovirax

Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax (acyclovir) Ointment and Zovirax Cream in the United States. Zovirax is a topical anti-viral product. Zovirax Ointment is indicated for the treatment of herpes, and Zovirax Cream is indicated for the treatment of cold sores. GSK will continue to manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail over the term of the distribution agreement.

The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over their estimated useful life of 10 years, based on the original term of the distribution agreement.

In the event of the termination of the Wellbutrin XL™ agreement (as described in note 21 — Co-Promotion and License Arrangements) by either Biovail or GSK, Biovail would be required to pay GSK additional payments for the rights to Zovirax of $22,000,000 per year in calendar years 2004 through 2006, and in calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail's gross sales of Zovirax during the immediately preceding calendar year.

Effective October 1, 2002, Biovail amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. Biovail has been paying the reduced Zovirax supply price since the effective date; however, the reduction in the supply price was subject to repayment if Wellbutrin XL™ was not approved by the FDA. Accordingly, Biovail had been deferring the value of the reduction in the supply price in accrued liabilities pending the outcome of the Wellbutrin XL™ approval. In June 2003, GSK received an approvable letter relating to Wellbutrin XL™, which raised only routine matters. As a result, Biovail believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, Biovail reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25,456,000, as of the date of the approvable letter, was recorded as a reduction to the cost of Zovirax sold in 2003. In August 2003, GSK received FDA approval for Wellbutrin XL™.

In December 2002, Biovail and GSK agreed to a 10-year extension of the Zovirax distribution agreement. In consideration for this extension, Biovail paid GSK $40,000,000 in March 2003. This amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, these product rights are being amortized over their revised estimated remaining useful life of 19 years.

2003 Annual Report  61

2003 acquisition of business

BNC-PHARMAPASS

  Description of acquisition

In July 2003, Biovail and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of three products. These products were carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia, and eprosartan (Teveten®). On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000, for a 49% interest in this company. PPII agreed to complete the formulation work in connection with these products. Biovail agreed to pay the cost of all clinical trials and certain other development costs related to these products. Biovail had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

Subsequent to date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and Biovail's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

BNC-PHARMAPASS has been consolidated in these financial statements from the date of formation. At December 31, 2003, Biovail's investment in BNC-PHARMAPASS was recorded in these financial statements as follows:

Cash	$4,319
Minority interest	(679)
Acquired research and development	26,420

Cash contributed	$30,060

Subsequent to December 31, 2003, PPII further reduced its interest in BNC-PHARMAPASS through a withdrawal of cash from BNC-PHARMAPASS, and Biovail exercised its option to acquire PPII's remaining interest in BNC-PHARMAPASS in February 2004 (as described in note 28 — Subsequent Events).

  Acquired research and development

At the dates of acquisition, the carvedilol, tamsulosin and eprosartan products were in pre-formulation and formulation phases of development, and none of these products had been submitted for approval by the FDA. The discount rates used to present value the estimated future cash flows related to these products were in the range of 30% to 45%. The costs to complete the development of these products are estimated to be $50,000,000.

2002 acquisitions of businesses

During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation ("Pharma Tech") and Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on the estimated fair values of the acquired assets on the respective dates of acquisition as follows:

	Pharma Tech	Pharma Pass	Total
Acquired assets
Acquired research and development	$60,558	$107,187	$167,745
Product rights	5,000	63,800	68,800
Technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)

Consideration, net of cash acquired	$61,894	$178,687	$240,581

62  Biovail Corporation

Pharma Tech

  Background

Pharma Tech was a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of 10 years from the date of launch of each product. Biovail had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech.

Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively. In 2002, Biovail also recorded $6,689,000 of up-front fees in research and development revenue. These fees had been received from Pharma Tech in 2001, at which time they were deferred for subsequent amortization to revenue. The deferred revenue was fully amortized at December 31, 2002.

  Description of acquisition

On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development by Pharma Tech of one of the products under development and the associated royalties on future sales of this product if approved by the FDA. At the date of termination, this product had not been submitted for approval by the FDA. Accordingly, the termination payment was expensed as acquired research and development. Biovail is continuing the development program for this product.

On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech. Pharma Tech has been included in Biovail's consolidated financial statements from the date of acquisition.

The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were in the range of 30% to 45%.

  Acquired research and development

At the date of acquisition, Pharma Tech was involved in a number of product development projects that were in various stages of completion and had not been submitted for approval by the FDA. Subsequent to the date of acquisition, Biovail discontinued one of these projects but is continuing the development programs for the remaining products.

At the date of acquisition, an additional product development project had received an approvable letter from the FDA; however, significant technical issues required resolution before final approval would be granted. Therefore, the technological feasibility of this project had not been established at the date of acquisition. Biovail is continuing to work to resolve these issues.

  Product rights

At the date of acquisition, Pharma Tech was involved with a product development project that had been submitted for approval by the FDA. This product has received an approvable letter from the FDA, which raised only routine matters. Biovail believes that these matters can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits until regulatory approval is obtained. The product rights are being amortized over their estimated useful life of 15 years.

2003 Annual Report  63

  Pro forma information (unaudited)

The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Tech as if the acquisition had occurred on January 1, 2001. Included in the consolidated results for 2001 is the charge for acquired research and development. All transactions between Biovail and Pharma Tech have been eliminated.

	2002	2001
Total revenue	$778,492	$579,815
Net income	105,741	5,411
Basic earnings per share	$0.70	$0.04
Diluted earnings per share	$0.66	$0.04

These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had Pharma Tech been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

Pharma Pass

  Background

Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of 15 years from the date of launch of each product.

  Description of acquisition

On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000, including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass. Pharma Pass has been included in Biovail's consolidated financial statements from the date of acquisition.

The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated future cash flows related to each asset were determined based on the relative risk of achieving each asset's estimated future cash flows and were generally in the range of 9% to 45%. The estimated weighted average useful life of the acquired assets is approximately four years.

  Acquired research and development

At the date of acquisition, Pharma Pass was involved in approximately 20 product development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of these products had been submitted for approval by the FDA. Subsequent to the date of acquisition, one of these products received FDA approval.

The remaining products were in various stages of completion, and are expected to be submitted for approval by the FDA, and/or other regulatory authorities, over approximately the succeeding three years. Biovail is continuing the development programs for these products.

64  Biovail Corporation

  Product rights

Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and generic omeprazole. Biovail is entitled to royalties on sales of Tricor and a participating interest in the gross profit on sales of generic omeprazole.

The interest in Tricor is being amortized over its estimated useful life of eight years. The cost of the generic omeprazole acquired asset was fully amortized in 2003, as Biovail had received all of the value of this participating interest by December 31, 2003.

  Technology

Biovail obtained the patents related to Pharma Pass's Zero Order Release System ("ZORS"), a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes the ZORS technology has application to products currently in formulation and to the future development of controlled-release products. Biovail also obtained Pharma Pass's oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail also has the option to continue the development of four products utilizing this technology. Biovail will pay up to $10,000,000 in milestone fees subject to the successful completion of the development of these products. Biovail will obtain ownership of the related patents following the net payment of $10,000,000 less the sum of the milestone fees paid.

The technology is being amortized over its estimated useful life of 15 years.

  Pro forma information (unaudited)

The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Pass as if the acquisition had occurred on January 1, 2001. Included in the consolidated results for 2001 is the charge for acquired research and development. All transactions between Biovail and Pharma Pass have been eliminated.

	2002	2001
Total revenue	$794,827	$587,408
Net income (loss)	198,004	(19,672)
Basic earnings (loss) per share	$1.30	$(0.14)
Diluted earnings (loss) per share	$1.23	$(0.14)

These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had Pharma Pass been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

4.    Cash and Cash Equivalents

	2003	2002
Cash and bank certificates of deposit	$72,928	$39,111
Money market funds and corporate debt securities	54,914	16,969
Canadian and U.S. government securities	5,419	—

	$133,261	$56,080

The Company invests its excess cash in high-quality (investment grade "AA" or better) money market, and government and corporate debt securities.

2003 Annual Report  65

5.    Accounts Receivable

	2003	2002
Trade	$159,656	$144,748
Less allowances for doubtful accounts and sales discounts	3,954	3,440

	155,702	141,308
Royalties	16,089	30,104
Other	7,583	19,568

	$179,374	$190,980

The four largest customer balances accounted for 55% of trade and royalties receivables at December 31, 2003. The four largest customer balances accounted for 53% of trade and royalties receivables at December 31, 2002. The Company believes that there is no unusual exposure associated with the collection of these receivables.

6.    Inventories

	2003	2002
Raw materials	$25,937	$14,949
Work in process	26,803	11,901
Finished goods	31,318	26,197

	$84,058	$53,047

7.    Long-Term Investments

	2003	2002
Ethypharm	$67,802	$67,802
Depomed, Inc.	30,562	6,277
Reliant Pharmaceuticals, LLC	8,929	—
Other	6,253	5,245

	$113,546	$79,324

Ethypharm

In April 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm. In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. Biovail has not exercised its option. The investment in Ethypharm is being accounted for using the cost method.

In September 2003 (as amended in February 2004), Biovail negotiated with Ethypharm for equity protection on its initial investment in Ethypharm in the event of any private or public financing undertaken by Ethypharm on or before June 9, 2005. Biovail is monitoring its investment in Ethypharm, as Ethypharm will need to achieve certain improvements in operating performance or a write-down of this investment may become necessary.

Depomed, Inc. ("Depomed")

In July 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of Depomed. In addition, Biovail obtained a one-year option to purchase up to 821,959 additional common shares of Depomed for $5.125 per share. Biovail also obtained a three-year option to purchase additional common shares of Depomed, in an amount sufficient for Biovail to increase its investment up to 20% of Depomed's issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. In July 2003, the one-year option expired unexercised. Biovail has not exercised its remaining three-year option.

66  Biovail Corporation

In July 2002, Biovail also licensed the rights to manufacture and market Depomed's once-daily metformin HCl product ("Metformin GR") (as described in note 22 — Research and Development Collaborations).

In April 2003, in connection with a private placement by Depomed, Biovail acquired an additional 1,626,154 common shares of Depomed for $3,533,000. Biovail also obtained warrants to acquire 569,154 shares of Depomed, which are exercisable from July 2003 until April 2008 at an exercise price of $2.16 per share.

The investment in Depomed has been classified as being available-for-sale. At December 31, 2003 and 2002, Biovail's investment represented approximately 12% and 15%, respectively, of the issued and outstanding common shares of Depomed. At December 31, 2003 and 2002, the fair values of this investment, based on quoted market prices, were $30,562,000 and $6,277,000, respectively. In 2002, Biovail recorded an unrealized holding loss of $7,398,000 in net income to reflect an other than temporary decline in the value of this investment (as described in note 15 — Write-Down of Assets). In 2003, in connection with an increase in the quoted market value of Depomed's common shares, Biovail recorded an unrealized holding gain of $20,752,000 in comprehensive income to reflect an increase in the value of this investment. This holding gain will not be recorded in net income or loss until realized.

Reliant Pharmaceuticals, LLC ("Reliant")

In December 2003, in connection with the collection of its loan receivable from Reliant (as described in note 10 — Other Assets), Biovail subscribed to $8,929,000 of Series D Preferred Units of Reliant. These units are convertible on a 1:1 basis into Reliant's common units and are senior to all existing preferred classes of units (Series A, B and C) of Reliant. These units do not entitle the holders to a preferred return (or dividends). In the case of a liquidation of Reliant, these units are entitled to a distribution, before any other distribution or payment is made to any unit ranking junior to these units, of an amount equal to the sum of: (i) $20.00 per unit; and (ii) interest on such amount at a rate of 8.5% per annum from the date of contribution. These units are redeemable by Reliant at a redemption price equal to the preceding amount. These units have voting rights equal to the number of whole common units into which they are convertible. At December 31, 2003, Biovail's investment in these units represented less than 2% of the issued and outstanding common and preferred units of Reliant. This investment is being accounted for using the cost method.

8.    Property, Plant and Equipment

	2003		2002
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Land	$11,378	$—	$10,477	$—
Buildings	75,186	9,742	59,341	6,959
Machinery and equipment	88,594	26,269	62,736	16,920
Other equipment and leasehold improvements	56,083	21,426	42,401	14,292

	231,241	$57,437	174,955	$38,171

Less accumulated depreciation	57,437		38,171

	$173,804		$136,784

At December 31, 2003 and 2002, the cost of property, plant and equipment included $20,606,000 and $54,365,000, respectively, of assets under construction or awaiting FDA approval and not available for productive use. Interest capitalized amounted to $1,422,000 and $513,000 in 2003 and 2002, respectively.

Depreciation expense amounted to $15,351,000, $9,794,000 and $9,386,000 in 2003, 2002 and 2001, respectively.

2003 Annual Report  67

9.    Intangible Assets

	2003		2002
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
Trademarks	$703,698	$81,371	$596,223	$47,794
Product rights	550,880	141,068	571,105	55,531
Technology	21,041	3,705	18,885	2,385

	1,275,619	$226,144	1,186,213	$105,710

Less accumulated amortization	226,144		105,710
	$1,049,475		$1,080,503

Amortization expense amounted to $139,357,000, $72,574,000 and $40,318,000 in 2003, 2002 and 2001, respectively. Estimated annual amortization expense, related to intangible assets recorded at December 31, 2003, for each of the five succeeding years ending December 31 is as follows:

2004	$66,000
2005	65,000
2006	64,000
2007	64,000
2008	64,000

Product rights have an estimated weighted average useful life of approximately 16 years. Total intangible assets have an estimated weighted average useful life of approximately 18 years.

10.    Other Assets

	2003	2002
Deferred financing costs	$17,311	$17,348
Less accumulated amortization	6,274	3,536

	11,037	13,812
Zovirax distribution agreement	40,656	40,656
Interest rate swaps	14,746	18,647
Deferred compensation trust fund	5,644	5,681
Loan receivable	—	30,000
Long-term receivable	—	4,554
Other	600	—

	$72,683	$113,350

Amortization expense related to deferred financing costs amounted to $2,975,000, $2,267,000 and $1,580,000 in 2003, 2002 and 2001, respectively.

Zovirax distribution agreement

In consideration for certain amendments to the original Zovirax distribution agreement with GSK, Biovail agreed to pay GSK $11,250,000 per year in four annual instalments on March 31 of each year beginning in 2004. The annual instalment payments were present valued using an imputed interest rate of 3.74%, which was comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of these payments was determined to be $40,656,000, which was recorded in other assets. This amount will be amortized over the period of benefit from the amended terms.

68  Biovail Corporation

Interest rate swaps

The fair value of the Company's fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps, which are recorded at fair value in the Company's consolidated balance sheets. In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which were designated as a hedge of the Notes. These swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to these swaps are recorded as an adjustment to interest expense.

Prior to April 1, 2003, these swaps effectively modified the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. The changes in the fair values of these swaps and the offsetting changes in the fair value of the portion of the Notes being hedged were recorded in other income or expense. Accordingly, the net gain or loss recognized prior to April 1, 2003 related to the ineffective portion of the fair value hedge.

Effective April 1, 2003, the Company determined that the hedging relationship no longer qualified as a highly effective hedge based on the dollar-offset method of testing hedge effectiveness as outlined in the Company's hedge documentation and, accordingly, the Company discontinued the application of hedge accounting as of that date. As a result, for the period from April 1, 2003 to September 30, 2003, these swaps continued to be adjusted for changes in their fair values; however, the Notes were not adjusted for the changes in their fair value during this period. The fair value adjustment to the Notes of $15,129,000 at April 1, 2003, is being accreted to interest expense based on the remaining term of the Notes.

For the period from October 1, 2003 to December 5, 2003, the Company determined that the hedging relationship again qualified as a highly effective hedge based on the dollar-offset method of testing hedge effectiveness as outlined in the Company's hedge documentation and, accordingly, the Company reinstated the application of hedge accounting during this period. Effective December 5, 2003, the Company identified a new methodology of assessing the effectiveness of the fair value hedge based on regression analysis, and it redesignated the hedging relationship under this new method. For the period from December 5, 2003 to December 31, 2003, the Company determined that the hedging relationship qualified as a highly effective hedge based on the new method of testing hedge effectiveness as outlined in the Company's revised hedge documentation and, accordingly, the Company applied hedge accounting during this period.

The marked-to-market values of the interest rate swaps at December 31, 2003 and 2002 of $14,746,000 and $18,647,000, respectively, were recorded in other assets, with offsetting fair value adjustments of $10,401,000 and $15,239,000, respectively, added to the carrying value of the Notes in long-term obligations. In the year ended December 31, 2003 and the period ended December 31, 2002, the Company recognized net gains of $72,000 and $3,408,000, respectively, related to the net changes in the fair values of these swaps, as well as changes in the fair value of the Notes recognized during those periods that hedge accounting was applied.

Loan receivable

On November 13, 2002, in connection with a co-promotion agreement between Biovail and Reliant (as described in note 21 — Co-Promotion and License Arrangements), Biovail, together with certain of Reliant's existing lenders, established an $85,000,000 secured credit facility in favour of Reliant. Biovail had committed to fund up to $40,000,000 of this credit facility. This credit facility was available to Reliant, subject to certain financial and non-financial covenants, for general corporate purposes. This credit facility was secured by a first charge over certain property and assets of Reliant.

Interest was calculated daily on the outstanding advances at U.S. prime plus a margin of 2% and was payable in arrears on the first day of each calendar quarter. Prior to March 31, 2005, Reliant could elect to accrue but not make cash payments of interest. Such accrued interest was added to the principal amount of the outstanding advances.

Reliant was entitled to prepay any or all of the outstanding advances at any time without penalty. Commencing March 31, 2005, Reliant was to begin repayment of the outstanding advances in eight equal quarterly instalments, with the final instalment due on December 31, 2006.

In June 2003, this credit facility was increased from $85,000,000 to $115,000,000, and Biovail agreed to increase its total commitment to this credit facility from $40,000,000 to $70,000,000. All other material terms and conditions were unchanged.

2003 Annual Report  69

At December 2003, Biovail had advanced a total of $70,000,000 to Reliant under this credit facility. Coincident with the termination of the co-promotion agreement between the parties, Reliant elected to prepay all of the outstanding advances, plus accrued interest of $3,195,000. In December 2003, Reliant paid Biovail $64,266,000 in cash and, in exchange for the remaining $8,929,000 owing, Biovail agreed to subscribe to Series D Preferred Units of Reliant (as described in note 7 — Long-Term Investments).

11.    Accrued Liabilities

	2003	2002
Product returns	$43,289	$27,414
Product rebates and chargebacks	21,601	15,562
Employee costs	16,796	12,690
Interest	9,209	9,512
Zovirax supply price reduction	—	10,716
Inventory	—	7,974
Other	14,306	22,137

	$105,201	$106,005

Product returns

In 2003, the Company determined that, based on the trend in the level of returns and exchanges, its provision for product returns related to certain products should be increased, which resulted in a corresponding reduction in product sales.

12.    Deferred Revenue

	2003	2002
Up-front research and development fees	$10,900	$13,000
Up-front licensing fees and other	8,063	10,843
Customer prepayments	1,302	3,588

	20,265	27,431
Less current portion	5,765	9,231

	$14,500	$18,200

13.    Long-Term Obligations

	2003	2002
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(2,281)	(2,646)
Fair value adjustment	10,401	15,239

	408,120	412,593
Revolving term credit facility	280,000	110,000
Vasotec® and Vaseretic® obligation	45,376	67,942
Zovirax obligation	42,198	80,656
Wellbutrin® and Zyban® obligation	22,407	69,961
Ativan® and Isordil® obligation	17,806	—
Deferred compensation	7,020	6,198

	822,927	747,350
Less current portion	58,816	122,590

	$764,111	$624,760

Interest expense on long-term obligations amounted to $38,987,000, $28,564,000 and $20,195,000 in 2003, 2002 and 2001, respectively. Interest expense in 2003, 2002 and 2001 included the amortization of the discounts on long-term obligations of $6,562,000, $5,329,000 and $10,999,000, respectively.

70  Biovail Corporation

Senior Subordinated Notes

Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured Notes. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs. At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the 12 months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

At December 31, 2003 and 2002, the aggregate market values of the Notes, based on quoted market prices, were $408,000,000 and $402,000,000, respectively.

Revolving term credit facility

On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a $300,000,000 revolving term credit facility. This credit facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, this credit facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of this credit facility, which in aggregate exceeded the original commitment. Effective July 25, 2002, this credit facility was further increased to $600,000,000. This credit facility is revolving in nature for a term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 25, 2003. In December 2003, the Lenders agreed to an extension of this credit facility to March 25, 2004. Effective March 25, 2004, the Lenders committed to a renewal of this credit facility at $400,000,000 for a term of 364 days to March 24, 2005. If the Lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding to a term facility with a final maturity date one year from the then current revolving period maturity date. At December 31, 2003, Biovail classified this credit facility as a long-term obligation to reflect the renewed maturity terms.

Borrowings under this credit facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt-restructuring activities, exceeding established thresholds. On a change in control, the Lenders have the right to require the Company to settle this entire credit facility, plus accrued and unpaid interest at the date of settlement.

Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's financial covenant ratios at the time of such borrowing. The effective rate of interest at both December 31, 2003 and 2002 was 3.74%.

2003 Annual Report  71

At December 31, 2003 and 2002, respectively, the Company had advances of $280,000,000 and $110,000,000 borrowed under this credit facility, and a letter of credit of $61,207,000 and $93,170,000 issued under this credit facility. At December 31, 2003 and 2002, respectively, the Company had remaining balances of $58,793,000 and $396,830,000 available to borrow under this credit facility. At March 31, 2004, the Company had advances of $200,000,000 borrowed under this credit facility, and a letter of credit of $61,207,000 issued under this credit facility, for a remaining balance of $138,793,000 available to borrow under this credit facility.

Zovirax obligation

The Zovirax obligation relates to the amendments to the Zovirax distribution agreement. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The remaining payments are payable annually in four gross instalments of $11,250,000 on March 31 of each year, beginning in 2004.

Wellbutrin® and Zyban® obligation

This obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The remaining payment was made on March 1, 2004.

Vasotec® and Vaseretic® obligation

This obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. This non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

Ativan® and Isordil® obligation

This obligation reflects the two remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. This non-interest bearing obligation was discounted based on an imputed interest rate of 3.00%. The payments of $9,150,000 each are due on May 31 of 2004 and 2005.

Maturities

Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

	Notes	Revolving term credit facility	Other	Total
2004	$—	$—	$62,669	$62,669
2005	—	210,000	35,656	245,656
2006	—	70,000	25,261	95,261
2007	—	—	11,250	11,250
2008	—	—	—	—
Thereafter	400,000	—	—	400,000

Total gross maturities	400,000	280,000	134,836	814,836

Unamortized discounts	(2,281)	—	(7,049)	(9,330)
Fair value adjustment	10,401	—	—	10,401
Deferred compensation(1)	—	—	7,020	7,020

Total long-term obligations	$408,120	$280,000	$134,807	$822,927

(1)
The deferred compensation obligation is repayable to the participants in the deferred compensation plan upon their retirement or earlier withdrawal from this plan and, consequently, this obligation does not have a defined maturity.

72  Biovail Corporation

14.    Shareholders' Equity

Authorized and issued shares

Share offerings

In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

Stock repurchase programs

In November 2003, the Company implemented a stock repurchase program pursuant to which it is able to repurchase up to 10% of its issued and outstanding common shares on or before November 25, 2004. Any common shares purchased by the Company under this program will be cancelled. No common shares have been repurchased under this program.

In February 2002, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Company increased the amount to 10% of its issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388,204,000, was charged to deficit. This program was terminated with no further common shares repurchased.

In September 2001, the Company implemented a stock repurchase program pursuant to which it was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 per share, for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105,633,000, was charged to deficit.

Stock Option Plan

Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares that this person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999, vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

Options granted after January 1, 1999, vest as follows: executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1 and expire not later than seven years from the date of the grant.

2003 Annual Report  73

The following table summarizes the Company's stock option activity for the three years ended December 31, 2003:

	Options (000s)	Weighted average exercise price
Outstanding balance, December 31, 2000	10,049	$15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48

Outstanding balance, December 31, 2002	5,925	28.23
Granted	2,304	27.66
Exercised	(663)	17.50
Forfeited	(234)	31.93

Outstanding balance, December 31, 2003	7,332	$28.91

The weighted average fair values per stock option granted during 2003, 2002 and 2001 were $11.48, $13.58 and $15.34, respectively.

The following table summarizes information about options outstanding at December 31, 2003:

Range of exercise prices	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercisable (000s)	Weighted average exercise price
$0.81-$3.52(1)	65	6.0	$3.06	56	$2.99
8.75-12.77	352	0.8	9.41	352	9.41
17.50-25.00	2,580	3.5	20.90	1,689	22.00
27.72-39.00	2,972	3.9	32.52	1,164	33.22
40.00-48.07	1,363	3.3	42.44	678	42.30

	7,332	3.5	$28.91	3,939	$27.41

(1)
These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement.

Employee Stock Purchase Plan ("EPP")

The Company's EPP was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996, and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration stock splits, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends. At December 31, 2003, a total of 64,000 shares have been issued under the EPP.

Executive Stock Purchase Plan ("ESPP") loans

In September 2001, the Company made ESPP loans in an aggregate amount of $9,988,000 to certain executive officers in order to finance the acquisition of common shares of the Company on the open market. These loans were full recourse and were secured by the common shares purchased pursuant to these loans and bore interest at a rate equal to the Company's rate for borrowings. Interest was payable quarterly in arrears. These loans were due and payable on September 30, 2003.

74  Biovail Corporation

At December 31, 2003, four executive officers were indebted to the Company in an aggregate amount of $7,990,000 in connection with the ESPP loans. To facilitate repayment of these loans, on December 31, 2003, Mr. Melnyk, Chairman of the Board and Chief Executive Officer of Biovail, in his individual capacity, made loans to these executives in an amount equal to the amount of their indebtedness to the Company and the ESPP loans from the Company were repaid. These executives pledged to Mr. Melnyk, as collateral for their loans, an aggregate of 176,080 shares of the Company and their interest in 200,000 options to acquire shares of the Company having a strike price of $31.00 per share. The loan arrangements provide that there will be no recourse to these executives in addition to the collateral pledged by them, except in certain instances.

Warrants outstanding

At September 30, 1999, the Company had 3,737,500 warrants issued and outstanding. Each warrant entitled the holder to purchase four common shares of the Company. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

During 2001, the Company issued 27,600 common shares, on the exercise of 6,900 warrants, for proceeds of $276,000. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to these holders to exercise, the Company paid these holders approximately $2.00 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

15.    Write-Down of Assets

2003 write-down of assets

In 2003, the Company recorded a charge of $45,081,000 related to the write-down of the following assets:

In December 2003, the Company evaluated its future interest in its Cedax and Rondec product lines. The Company intends to focus its therapeutically aligned sales efforts on cardiovascular products, such as Cardizem® LA and Teveten®, as well as Zovirax. Without continued promotion the economic viability of Cedax and Rondec would be substantially lower, as these products require significant marketing and sales efforts in order to maintain market share. The Company evaluated the current and forecasted market shares for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, the Company recorded a charge of $43,400,000 to write down the carrying values of these product rights to their estimated fair values.

In December 2003, the Company recorded a charge of $1,681,000 related to the write-down of goodwill.

2002 write-down of assets

In 2002, the Company recorded a charge of $31,944,000 related to the write-down of the following assets:

In June 2002, the Company, Elan Corporation, plc ("Elan") and the U.S. Federal Trade Commission ("FTC") entered into a settlement with respect to the introduction of generic versions of Adalat CC. As a result of the FTC settlement, the agreements between the Company and Elan related to the Company's in-licensing of Elan's generic versions of Adalat CC were dissolved. Consequently, the Company's long-term obligation to make minimum license payments to Elan under these agreements was terminated. The Company had been in negotiations to have Elan reacquire the rights to its generic versions of Adalat CC that had been sold to Biovail. As there had been no meaningful progress to these negotiations as at December 31, 2002, and as Biovail was unable to ascertain the eventual outcome of these negotiations, Biovail determined that the net book value of the generic Adalat CC product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. In December 2002, the Company recorded a related charge of $22,406,000. In June 2003, the Company settled with Elan (as described in note 16 — Settlements).

2003 Annual Report  75

During 2002, the Company recorded unrealized holding losses of $7,398,000 and $676,000 to reflect other than temporary declines in the values of its investment in Depomed and other investments, respectively, and recorded other asset write-downs of $1,464,000.

2001 write-down of assets

In 2001, the Company recorded a charge of $80,482,000 related to the write-down of the following assets:

On March 7, 2001, Eli Lilly and Company ("Lilly") announced a voluntary recall of Keftab tablets due to problems with the product's stability. Lilly was under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, this product's manufacturing problems had yet to be resolved by Lilly. The supply interruption resulted in a deterioration of customer awareness of this product, which would have required substantial promotional efforts to restore if this product were to have been re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written down to the estimated recoverable value of $10,000,000. The Company recorded a related charge of $54,565,000.

The Company believed Lilly was responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company commenced a legal action against Lilly in which Biovail was seeking damages as a result of Lilly's voluntary recall of Keftab. In March 2003, the Company settled with Lilly (as described in note 16 — Settlements).

In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent was manufactured and supplied to the Company by a third party. These supply interruptions caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for these products and determined that the Dura-Vent product right had been permanently impaired and the net book value should be written off. The Company recorded a related charge of $18,966,000.

During 2001, the Company recorded other asset write-downs, and an unrealized holding loss to reflect an other than temporary decline in the value of an investment, of $6,951,000.

16.    Settlements

Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc. ("Teva"), Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised the following amounts: (i) a recovery for the profit lost by the Company on sales of Nifedical XL; (ii) compensation for the value of dated Nifedical XL in inventory; (iii) a reduction of legal and other expenses incurred by the Company during the six months ended June 30, 2003; and (iv) interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sublicense to U.S. Patent No. 4,264,446.

Elan

In June 2003, the Company settled with Elan with respect to the termination of the Company's rights to Elan's 30 mg and 60 mg generic versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of these products.

76  Biovail Corporation

Lilly

In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised the following amounts: (i) a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written off by the Company in December 2001; (ii) the recoverable value of the Keftab product right recorded in intangible assets; (iii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly; (iv) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003; and (v) interest.

Mylan

In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply verapamil (generic Verelan) to the Company. The settlement payment comprised the following amounts: (i) a recovery of the profit lost by the Company on sales of its generic version of Verelan; (ii) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003; and (iii) interest.

During 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and its generic version of Verelan, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. In addition, the Company recorded $14,554,000 of the settlement payment from Lilly as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

17.    Debt Conversion Premiums

Under an indenture dated March 22, 2000, the Company issued $300,000,000 aggregate principal amount of 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures") for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share.

During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders on their surrender of $173,845,000 aggregate principal amount of outstanding Debentures. The Company recorded a debt conversion premium of $23,682,000, which represented the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures. The Company also recorded an increase to common shares of $192,623,000, which included the debt conversion premium, combined with the carrying value of the Debentures on the date of surrender of $168,941,000. The carrying value of the Debentures comprised the aggregate principal amount of the Debentures plus accrued and unpaid interest to the date of surrender of $1,250,000, reduced by the proportionate unamortized deferred financing costs related to the Debentures of $6,154,000.

In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate principal amount of Debentures on November 27, 2001. Prior to the redemption date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded a debt conversion premium of $11,241,000, which represented the aggregate amount of interest that would have been paid on the Debentures from the redemption date to March 31, 2003. The Company also recorded an increase to common shares of $121,636,000 comprising the aggregate principal amount of the remaining Debentures, reduced by $108,000 aggregate principal amount of Debentures redeemed for cash on the redemption date, and the proportionate unamortized deferred financing costs related to the Debentures of $4,396,000.

2003 Annual Report  77

18.    Income Taxes

The components of the provision for (or recovery of) income taxes are as follows:

	2003	2002	2001
Current
Domestic	$400	$1,250	$3,670
Foreign	(4,400)	20,250	10,165

	(4,000)	21,500	13,835
Deferred
Domestic	—	—	—
Foreign	—	—	1,450

	—	—	1,450

	$(4,000)	$21,500	$15,285

The reported provision for, or recovery of, income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income or loss before provision for, or recovery of, income taxes. The reasons for this difference and the related tax effects are as follows:

	2003	2002	2001
Income (loss) before provision for (recovery of) income taxes	$(31,265)	$109,295	$102,733
Expected Canadian statutory rate	34.10%	39.42%	42.12%

Expected provision for (recovery of) income taxes	(10,661)	43,084	43,271
Non-deductible amounts
Amortization	45,343	26,130	14,600
Acquired research and development	42,530	66,125	—
Foreign tax rate differences	(143,719)	(126,862)	(100,619)
Unrecognized income tax benefit of losses	56,950	9,347	56,760
Other	5,557	3,676	1,273

	$(4,000)	$21,500	$15,285

The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

Deferred income taxes have been provided for on the following temporary differences:

	2003	2002
Deferred tax assets
Tax loss carryforwards	$101,132	$68,639
Scientific Research and Experimental Development pool	32,471	17,544
Investment tax credits	23,739	15,948
Provisions	25,576	14,601
Deferred financing and share issue costs	14,125	15,573
Plant, equipment and technology	7,710	4,819
Intangible assets	4,687	—
Other	4,079	3,378

Total deferred tax assets	213,519	140,502
Less valuation allowance	(207,932)	(116,521)

Net deferred tax assets	5,587	23,981

Deferred tax liabilities
Intangible assets	—	20,958
Other	5,587	3,023

Total deferred tax liabilities	5,587	23,981

Net deferred income taxes	$—	$—

78  Biovail Corporation

The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. During 2003 and 2002, the valuation allowance increased by $91,411,000 and $17,836,000, respectively. The increase in the valuation allowance is mainly related to accumulated tax losses and tax credit carryforwards.

At December 31, 2003, the Company had accumulated tax losses of approximately $8,100,000 available for federal purposes and approximately $35,800,000 available for provincial purposes in Canada, which expire in 2008 and 2009. The Company also had approximately $23,300,000 of unclaimed Canadian investment tax credits, which expire from 2004 to 2013. These losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively.

In addition, the Company has pooled Scientific Research and Experimental Development ("SR&ED") expenditures amounting to approximately $89,500,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

The eventual settlement of the Company's U.S. dollar Notes will likely result in a foreign exchange gain or loss for Canadian income tax purposes. The amount of this gain or loss will depend on the exchange rate between the U.S. and Canadian dollars at the time the Notes are settled. At December 31, 2003, the unrealized foreign exchange gain on the translation of the Notes to Canadian dollars for Canadian income tax purposes was approximately $92,000,000. If the Notes had been settled at December 31, 2003, one-half of this foreign exchange gain would have been included in the Company's taxable income, which would have resulted in a corresponding reduction in the Company's available Canadian operating losses, SR&ED pool and/or investment tax credit carryforward balances disclosed above.

The Company has accumulated tax losses of approximately $241,700,000 for federal and state purposes in the United States, which expire from 2007 to 2023. These losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of these losses as a result of certain changes in ownership that have occurred.

19.    Earnings or Loss per Share

Earnings (or loss) per share were calculated as follows:

	2003	2002	2001
Net income (loss)	$(27,265)	$87,795	$87,448

Basic weighted average number of common shares outstanding (000s)	158,516	151,960	136,928
Dilutive effect of stock options (000s)	—	2,511	3,579
Dilutive effect of warrants (000s)	—	5,992	10,183

Diluted weighted average number of common shares outstanding (000s)	158,516	160,463	150,690

Basic earnings (loss) per share	$(0.17)	$0.58	$0.64
Diluted earnings (loss) per share	$(0.17)	$0.55	$0.58

In 2003, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

2003
Basic weighted average number of common shares outstanding (000s)	158,516
Potential dilutive effect of stock options (000s)	1,403

Adjusted weighted average number of common shares outstanding (000s)	159,919

In 2001, the Debentures were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

2003 Annual Report  79

20.    Cash Flow Information

Net change in non-cash operating items

Increases (decreases) in cash flows from operations as a result of changes in non-cash operating items were as follows:

	2003	2002	2001
Accounts receivable	$15,926	$(93,241)	$4,778
Inventories	(30,023)	(14,643)	(14,341)
Deposits and prepaid expenses	3,156	(12,265)	(1,296)
Accounts payable	(3,590)	35,717	1,138
Accrued liabilities	(649)	47,578	24,489
Income taxes payable	(10,958)	17,618	10,649
Deferred revenue	(7,166)	(22,699)	(4,103)

	$(33,304)	$(41,935)	$21,314

Non-cash investing and financing activities

In 2003, non-cash investing and financing activities included the long-term obligation of $17,497,000 related to the acquisition of Ativan® and Isordil®, and the subscription to $8,929,000 Series D Preferred Units of Reliant in repayment of a portion of the loan receivable from Reliant. In 2002, non-cash investing and financing activities included long-term obligations of $99,620,000 and $69,961,000 related to the acquisitions of Vasotec® and Vaseretic®, and Wellbutrin® and Zyban®, respectively, as well as a long-term obligation of $80,656,000 related to the amendments to the Zovirax distribution agreement. In 2001, non-cash investing and financing activities included the issuance of common shares of $314,259,000 on the surrender and redemption of the Debentures.

Cash paid during the year

	2003	2002	2001
Interest	$31,187	$14,899	$22,837
Income taxes	7,862	5,063	4,380
Debt conversion premiums	—	—	11,241

21.    Co-Promotion and License Arrangements

Reliant

In November 2002, Biovail and Reliant entered into a co-promotion agreement to co-promote Biovail's Zovirax, Teveten®, Teveten® HCT, Rondec, Cedax and Cardizem® LA products. Biovail and Reliant would detail these products to physicians in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail would spend a minimum prescribed amount on advertising and sales promotion of these products. In consideration of Reliant's co-promotion activities under this agreement, Biovail would pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of these products.

Commencing on June 30, 2003, each of Biovail and Reliant had the right to terminate this agreement for any reason. In the event that either party terminated this agreement, Biovail could elect to either pay Reliant a termination fee, as defined in this agreement, or continue to pay Reliant trailing royalties on sales of the co-promoted products through to December 31, 2008. In the event that Biovail elected to continue to pay Reliant these royalties, Reliant could elect to terminate the payment of these royalties on the withdrawal from the market or sale of any of the products, in which case Biovail would pay Reliant the termination fee. This agreement was to expire on December 31, 2008.

Effective April 1, 2003, Biovail and Reliant amended certain terms of this agreement, such that Reliant was responsible for one-half of certain advertising and sales promotion costs incurred during 2003 related to the co-promoted products. Accordingly, Biovail's selling, general and administrative expenses in 2003 were recorded net of a reimbursement of $25,000,000 received from Reliant. The amended terms also increased the tiered co-promotion fee payable to Reliant.

Effective December 31, 2003, Biovail and Reliant mutually agreed to terminate the co-promotion agreement (as amended). Consequently, Biovail recorded a charge of $61,348,000 to extinguish its trailing royalty obligation to Reliant.

80  Biovail Corporation

During the period covered by the co-promotion agreement (as amended), Biovail made loans to Reliant, which were repaid by Reliant coincident with the termination of this agreement (as described in note 10 — Other Assets).

GSK

In October 2001, Biovail and GSK entered into an agreement for the development and license of Wellbutrin XL™ and the co-promotion of Wellbutrin SR®. Under the terms of this agreement, Biovail licensed Wellbutrin XL™ to GSK for sale and distribution in the United States. Biovail also granted GSK the option to elect to license Wellbutrin XL™ for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK collaborated to complete the development of Wellbutrin XL™ and to obtain FDA approval for this product. In addition, GSK and Biovail co-promoted GSK's Wellbutrin SR® in the United States during the period from January 1, 2002 to March 31, 2003. In consideration for the activities undertaken by Biovail under this agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000 was related to the development of Wellbutrin XL™. During 2002, Biovail completed the development of Wellbutrin XL™ and recognized the first increment in research and development revenue. The five remaining quarterly increments, of up to $10,000,000 each, related to the co-promotion of Wellbutrin SR® in the United States. The receipt of each of these increments was dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR®, and the amount was determined based on a percentage of net sales of Wellbutrin SR® in the United States during each quarter. Biovail received the full amount of these increments in each of the four quarters of 2002 and the first quarter of 2003.

GSK filed an NDA for Wellbutrin XL™ with the FDA in August 2002 and received FDA approval for this product in August 2003. GSK has elected to exercise its option to develop and market Wellbutrin XL™ in the European Union and in certain other key Western, Central and East European markets, as well as in Asia, Latin America, the Middle East, Africa and certain other emerging world markets.

Under the terms of this agreement, Biovail is the exclusive manufacturer and supplier of Wellbutrin XL™ to GSK on a worldwide basis. The sale prices for trade product shipped to GSK during each calendar year are determined based on a tiered percentage of GSK's net selling prices (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). The sale prices for sample product shipped to GSK are fixed based on the terms of this agreement.

22.    Research and Development Collaborations

In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — cardiovascular (including Type II diabetes), pain management and central nervous system, and typically include formulation and product development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

These third party developers are typically compensated on the basis of fees for service, milestone payments or royalty payments from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s) or some combination of these bases.

BNC-PHARMAPASS

In July 2003, Biovail and PPII formed BNC-PHARMAPASS to advance the development of carvedilol, tamsulosin and eprosartan products (as described in note 3 — Acquisitions).

2003 Annual Report  81

Flamel Technologies S.A. ("Flamel")

In February 2003, Biovail licensed from Flamel the rights to manufacture and market an oral solid controlled-release formulation of acyclovir, for the treatment of episodic and recurrent genital herpes infections, in the United States and Canada. Flamel will be responsible for completing the development of this product. Biovail paid Flamel an up-front payment of $500,000, and Biovail will pay Flamel up to $6,500,000 on the achievement of certain developmental milestones, as well as royalties on any future sales of this product.

Depomed

In July 2002, Biovail licensed from Depomed the rights to manufacture and market Metformin GR in the United States and Canada. Depomed will be responsible for completing the clinical development program in support of this product. If Metformin GR is approved by the FDA, Biovail will pay Depomed a $25,000,000 milestone fee, as well as royalties on any future sales of this product.

Merck

In May 2002, Biovail entered into an agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000, as well as royalties on any future sales of this new dosage format.

Ethypharm

In April 2002 (as amended in September 2003 and February 2004), Biovail licensed from Ethypharm the rights to market Tramadol FT and Tramadol/Acetaminophen FT, as well as four other products, in the United States, Canada and Mexico. Biovail will pay Ethypharm a milestone payment of $1,000,000 if Tramadol FT is approved by the FDA, and a royalty on any future sales of Tramadol/Acetaminophen FT (as described in note 3 — Acquisitions). Biovail will also pay up to $45,000,000 in milestone payments on the first regulatory approval of the four other products within the United States, Canada or Mexico, as well as royalties on any future sales of these products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. Biovail has not made any milestone payments to Ethypharm.

Procyon Biopharma Inc. ("Procyon")

In January 2002 (as amended in January 2004), the Company licensed from Procyon the rights to manufacture and market Fibrostat in the United States. Fibrostat is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $7,100,000 to Procyon for the development of Fibrostat, subject to the attainment of certain milestones. If Fibrostat is approved by the FDA, the Company will pay a licensing fee to Procyon of approximately $3,900,000, as well as royalties on any future sales of Fibrostat. Biovail has not paid any fees to Procyon.

23.    Legal Proceedings

From time to time, the Company becomes involved in various legal and administrative proceedings, which it considers to be in the ordinary course of business. These proceedings include product liability, intellectual property, antitrust, governmental investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

Intellectual property

RhoxalPharma Inc. ("RhoxalPharma") has filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. The Company has two patents listed in the Patent Registry and has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to RhoxalPharma until said proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier.

82  Biovail Corporation

Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR 100 mg and 150 mg. The Company has instituted legal proceedings that will prohibit the issuance of a Notice of Compliance to Novopharm until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

Torpharm, Inc. ("Torpharm") has filed an Abbreviated New Drug Application ("ANDA") in the United States, seeking approval for a generic version of Cardizem® CD (120 mg, 180 mg, 240 mg and 300 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay.

Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120 mg, 180 mg, 240 mg, 300 mg and 360 mg). The Company has instituted legal proceedings pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

Product liability

Biovail Pharmaceuticals, Inc. ("BPI") has been named in two Complaints alleging personal injuries arising from Plaintiffs' use of Dura-Vent, a product containing PPA and formerly marketed by BPI. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended. These actions have been currently stayed pending the outcome of legal proceedings in a larger class of PPA actions. The Company nevertheless believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

Antitrust

Several class action Complaints have been filed against the Company in which these Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the position of the Company is that it is not responsible for Andrx Corporation's ("Andrx") inability to receive timely final marketing approval for its generic Tiazac considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

The Company has filed its Motion for Summary Judgment seeking to dismiss the consolidated actions.

Several consumer class action suits have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail believes these suits are without merit since the delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part.

The Company has filed an extensive Motion for the summary dismissal of these actions. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

The Company had received an informal enquiry from the FTC with respect to the Company's acquisition and listing of certain patents relating to its Teveten® and Teveten® HCT products. The FTC has confirmed that it is satisfied with the Company's responses and will not be pursuing further action on this matter.

Securities Class Actions

The Company has received notification that a number of Securities Class Action Complaints have been filed naming Biovail and certain officers. The Complaints allege the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. More specifically the Complaints allege that Biovail and certain of its officers and directors made materially false and misleading statements during certain specified periods of time.

The legal process will require an amended and consolidated Complaint to be filed. The Company will, thereupon, consider the appropriateness of filing a Motion for the summary dismissal of this action.

2003 Annual Report  83

The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

Defamation and tort

On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

The Company has filed an extensive brief requesting the summary dismissal of this action. A decision of the Court in this regard is pending.

The Company believes that these claims are without merit and, in the event this action proceeds further, it will be vigorously defended.

Government investigations

The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") of Health and Human Services that a preliminary administrative inquiry has been initiated into the Company's clinical experience and marketing programs related to Cardizem® LA. The Company is providing the OIG its full cooperation in this inquiry. The Company has received notification from the SEC indicating that the SEC is conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. The Company is providing to the SEC its full cooperation.

The Company has received requests for information from the Ontario Securities Commission ("OSC") as part of the OSC's continuous disclosure review of public companies. The Company is responding and providing all requested information to the OSC.

In addition, the Company has received notification that the OSC "is conducting a routine enquiry into the trading of Biovail Corporation" securities prior to the issuance of press releases on October 3, 2003, which provided guidance for the third quarter, and October 30, 2003, which reported the financial results for the third quarter. The Company is providing the OSC its full cooperation.

Arbitration

On March 1, 2004, Biovail Laboratories Incorporated ("BLI"), a wholly-owned subsidiary of the Company, began legal proceedings through arbitration against Teva Pharmaceuticals Curacao N.V. ("Teva Curacao").

These proceedings stem from perceived improprieties by Teva Curacao in calculating the net sales from a basket of generic products exclusively licensed to Teva Curacao, from which BLI and Teva Curacao are to calculate their respective financial entitlements. These perceived improprieties were detected through a formal audit conducted by an independent accounting firm.

The Company expects these proceedings to be completed within a year from their commencement.

The outcome of all legal proceedings the Company is involved in, including losses that may result therefrom, cannot be reasonably predicted or foreseen. Accordingly, no provisions for potential losses related to any of these proceedings have been accrued for in these consolidated financial statements.

24.    Contractual Obligations

Operating lease commitments

The Company leases certain facilities, vehicles and equipment under operating leases. Lease payments were approximately $7,800,000, $5,000,000 and $5,200,000 in 2003, 2002 and 2001, respectively.

84  Biovail Corporation

Future minimum annual lease commitments under operating leases for the years ending December 31 are approximately as follows:

2004	$6,400
2005	7,100
2006	4,900
2007	3,400
2008	2,800
Thereafter	13,600

Total minimum lease commitments	$38,200

Contingent milestone payments

The Company may be required to make the following milestone payments under research and development collaborations with third parties. These payments are primarily contingent on receiving regulatory approval for the products under development and, consequently, do not have defined maturities.

	Third party collaborator	Amount
Tramadol FT, and four other products	Ethypharm	$46,000
Metformin GR	Depomed	25,000
Athpharma products	Athpharma	24,200
Pharma Pass products	PPII	15,985
Colonic Delivery System products	PPII	10,000
Fibrostat	Procyon	7,100
Acyclovir	Flamel	6,500

		$134,785

Purchase obligations

In connection with the acquisition of Ativan® and Isordil® (as described in note 3 — Acquisitions), Biovail will pay Wyeth a $20,000,000 additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

In connection with the manufacture and supply of Vasotec® and Vaseretic®, Biovail is obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied). The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2004 — $4,794,000; 2005 — $3,810,000; and 2006 — $3,589,000.

25.    Related Party Transactions

In June 2001, the Company acquired a corporate aircraft from an entity controlled by Mr. Melnyk for cash consideration of $10,475,000. The exchange amount was established based on comparable market prices for this aircraft at the time of acquisition.

In March 2001, the Company loaned $600,000 to a former executive officer. This loan is secured by a charge on the former officer's personal residence. This loan does not bear interest until March 1, 2004, and thereafter bears interest at a rate equal to the Company's rate of borrowing. This loan is due on March 31, 2008.

26.    Segmented Information and Major Customers

The Company operates in one operating segment — the development and commercialization of pharmaceutical products.

Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products and, accordingly, they are included with pharmaceutical products for purposes of segment reporting.

2003 Annual Report  85

Geographic information

	Revenue(1)			Long-lived assets(2)
	2003	2002	2001	2003	2002	2001
Canada	$124,800	$62,848	$44,705	$114,660	$94,519	$44,139
United States and Puerto Rico	692,853	713,615	528,722	182,495	271,122	231,763
Barbados and other Caribbean	—	9,533	3,448	1,071,082	1,039,868	475,381
Other countries	6,069	2,029	6,388	28,539	27,340	1,249

	$823,722	$788,025	$583,263	$1,396,776	$1,432,849	$752,532

(1)
Revenue is attributed to countries based on the location of the customer.

(2)
Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

Major customers

The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2003	2002	2001
Customer A	6%	12%	16%
Customer B	13	23	31
Customer C	17	11	9
Customer D	12	9	7
Customer E	11	6	5

27.    Comparative Figures

Prior to 2003, the Company included foreign exchange gains or losses as a component of selling, general and administrative expenses. In 2003, the Company adopted the presentation of foreign exchange gains or losses as an individual line item below operating income. The reclassification of a foreign exchange gain of $700,000 and a foreign exchange loss of $1,072,000 in 2002 and 2001, respectively, to conform to the presentation adopted in 2003, did not change net income as previously reported in those years.

Certain other of the prior years' figures have been reclassified to conform to the presentation adopted in 2003.

28.    Subsequent Events

BNC-PHARMAPASS

In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through a withdrawal of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail's share of the fair values of the two remaining products (carvedilol and eprosartan), together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 charge to acquired research and development in the three months ended March 31, 2004.

Tramadol/Acetaminophen FT

In February 2004, Biovail acquired Tramadol/Acetaminophen FT from Ethypharm, and the parties agreed to amend certain agreements between them (as described in note 3 — Acquisitions).

Revolving term credit facility

In March 2004, Biovail renewed its revolving term credit facility (as described in note 13 — Long-Term Obligations).

86  Biovail Corporation

Selected Quarterly Data

(All dollar amounts expressed in thousands of U.S. dollars,
except per share and share price data)
(Includes certain non-GAAP measures — see footnotes below)

	Q1	Q2	Q3	Q4	Total
2003
Product sales	$126,914	$157,730	$179,985	$168,269	$632,898
Revenue	191,390	217,283	215,314	199,735	823,722
Expenses	117,892	209,524	181,474	297,896	806,786
Operating income (loss)	73,498	7,759	33,840	(98,161)	16,936
Net income (loss)	57,599	(4,940)	16,114	(96,038)	(27,265)

Specific items affecting operations:
Relocation costs	—	—	3,156	4,383	7,539
Write-down of assets	—	—	—	45,081	45,081
Acquired research and development	—	84,200	18,409	22,111	124,720
Extinguishment of royalty obligation	—	—	—	61,348	61,348
Foreign exchange loss (gain) on long-term obligation	5,392	6,601	(655)	1,723	13,061
Reduction in tax contingency provision	—	—	—	(12,000)	(12,000)

Specific items affecting operations	5,392	90,801	20,910	122,646	239,749

Net income excluding specific items(1)	62,991	85,861	37,024	26,608	212,484
Adjustments to get to EBITDA excluding specific items:
Add back: interest	6,915	7,872	9,349	9,120	33,256
Add back: taxes	4,650	5,700	2,950	(5,300)	8,000
Add back: depreciation and amortization	44,174	50,181	32,290	30,672	157,317

EBITDA excluding specific items(1)	118,730	149,614	81,613	61,100	411,057

Diluted per share data
Net income (loss)	$0.36	$(0.03)	$0.10	$(0.60)	$(0.17)
Net income excluding specific items(1)	0.39	0.54	0.23	0.17	1.33
EBITDA excluding specific items(1)	0.74	0.93	0.51	0.38	2.57
Depreciation and amortization	0.28	0.31	0.20	0.19	0.98
Weighted average number of common shares outstanding (000s)	159,493	160,428	160,426	159,322	159,919
Common share price(2)
High	$41.00	$51.30	$48.09	$37.77	$51.30
Low	26.72	35.10	36.00	16.51	16.51
2002(3)
Product sales	$129,854	$157,788	$174,508	$183,836	$645,986
Revenue	155,253	185,131	208,944	238,697	788,025
Expenses	97,519	109,275	120,529	327,118	654,441
Operating income (loss)	57,734	75,856	88,415	(88,421)	133,584
Net income (loss)	53,051	62,557	74,977	(102,790)	87,795

Specific items affecting operations:
Write-down of assets	—	—	1,369	30,575	31,944
Acquired research and development	—	—	—	167,745	167,745

Specific items affecting operations	—	—	1,369	198,320	199,689

Net income excluding specific items(1)	53,051	62,557	76,346	95,530	287,484
Adjustments to get to EBITDA excluding specific items:
Add back: interest	179	9,057	10,658	8,503	28,397
Add back: taxes	3,993	4,707	5,700	7,100	21,500
Add back: depreciation and amortization	15,104	16,921	18,360	31,983	82,368

EBITDA excluding specific items(1)	72,327	93,242	111,064	143,116	419,749

Diluted per share data
Net income (loss)	$0.33	$0.39	$0.47	$(0.65)	$0.55
Net income excluding specific items(1)	0.33	0.39	0.48	0.60	1.79
EBITDA excluding specific items(1)	0.45	0.58	0.69	0.90	2.62
Depreciation and amortization	0.09	0.11	0.11	0.20	0.51
Weighted average number of common shares outstanding (000s)	166,493	161,423	154,016	158,099	160,463
Common share price(2)
High	$56.40	$52.05	$30.63	$35.22	$56.40
Low	40.11	26.00	19.90	23.52	19.90

Financial results above are in accordance with U.S. generally accepted accounting principles unless specifically identified — see note below.

(1)
Certain financial information such as Net income excluding specific items and Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") excluding specific items are non-GAAP measures and have no standardized definitions under GAAP. They are presented to facilitate the comparison of quarterly and full-year data and may not be comparable to similar measures presented by other issuers. We believe the identification of these events enhances an analysis of our operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of these events involves judgments by us.

(2)
High and low per share sales prices on the New York Stock Exchange.

(3)
2002 figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

2003 Annual Report  87

Nine-Year Financial Summary

(All dollar amounts expressed in thousands of U.S. dollars,
except per share and share price data)
(Includes certain non-GAAP measures — see footnotes below)

	2003	2002(2)	2001(2)	2000(2)	1999(2)	1998(1)(2)	1997(1)(2)	1996(1)(2)	1995(1)(2)
Operating Results
Revenue
Product sales	$632,898	$645,986	$521,154	$217,004	$98,029	$69,154	$50,333	$54,313	$7,915
Research and development	14,239	28,425	14,596	66,834	48,232	30,891	18,809	4,374	4,333
Co-promotion, royalty and licensing	176,585	113,614	47,513	25,332	26,203	11,612	12,487	7,743	7,396

	823,722	788,025	583,263	309,170	172,464	111,657	81,629	66,430	19,644

Expenses
Cost of goods sold	139,456	164,706	125,995	67,980	35,027	28,542	16,420	21,717	2,705
Research and development	86,570	52,150	51,017	51,709	32,954	17,490	14,386	10,901	7,194
Selling, general and administrative	242,771	166,397	109,028	51,621	36,223	19,735	15,353	9,982	6,893
Amortization	140,895	71,499	44,513	7,232	2,789	470	204	211	181
Write-down of assets	45,081	31,944	80,482	—	—	—	—	—	—
Acquired research and development	124,720	167,745	—	208,424	105,689	—	—	—	—
Extinguishment of royalty obligation	61,348	—	—	—	—	—	—	—	—
Settlements	(34,055)	—	—	—	—	—	—	—	—

	806,786	654,441	411,035	386,966	212,682	66,237	46,363	42,811	16,973

Operating income (loss)	16,936	133,584	172,228	(77,796)	(40,218)	45,420	35,266	23,619	2,671

Net income (loss)	(27,265)	87,795	87,448	(147,976)	(109,978)	41,577	32,822	22,664	5,870

Specific items affecting operations:
Acquired research and development	124,720	167,745	—	208,424	105,689	—	—	—	—
Write-down of assets	45,081	31,944	80,482	—	—	—	—	—	—
Extinguishment of royalty obligation	61,348	—	—	—	—	—	—	—	—
Relocation costs	7,539	—	—	—	—	—	—	—	—
Foreign exchange loss on long-term obligation	13,061	—	—	—	—	—	—	—	—
Reduction in tax contingency provision	(12,000)	—	—	—	—	—	—	—	—
Debt conversion and extinguishment premiums	—	—	34,923	20,039	—	—	—	—	—
Cumulative effect adjustment of change in accounting principle	—	—	—	43,500	—	—	—	—	—
Equity loss and other	—	—	—	—	56,451	—	—	—	(3,617)

Specific items affecting operations	239,749	199,689	115,405	271,963	162,140	—	—	—	(3,617)

Net income excluding specific items(3)	212,484	287,484	202,853	123,987	52,162	41,577	32,822	22,664	2,253

Adjustments to get to EBITDA excluding specific items:
Add back: interest	33,256	28,397	33,500	(2,955)	9,152	1,702	351	(392)	99
Add back: taxes	8,000	21,500	15,285	9,360	4,215	2,024	1,941	714	201
Add back: depreciation and amortization	157,317	82,368	55,287	20,988	8,187	4,829	3,157	1,967	1,238

EBITDA excluding specific items(3)	411,057	419,749	306,925	151,380	73,716	50,132	38,271	24,953	3,791

Diluted per share data
Net income (loss)	$(0.17)	$0.55	$0.58	$(1.16)	$(1.07)	$0.38	$0.31	$0.21	$0.06
Net income excluding specific items(3)	1.33	1.79	1.35	0.86	0.48	0.38	0.31	0.21	0.02
EBITDA excluding specific items(3)	2.57	2.62	2.04	1.05	0.68	0.46	0.36	0.23	0.04
Depreciation and amortization	0.98	0.51	0.37	0.15	0.08	0.04	0.03	0.02	0.01
Weighted average number of common shares outstanding (000s)	159,919	160,463	150,690	143,512	108,174	108,944	106,476	107,728	106,696
Financial Position
Cash and cash equivalents	$133,261	$56,080	$434,891	$125,144	$178,086	$78,279	$8,275	$4,526	$24,323
Working capital	149,884	(23,527)	427,856	(25,295)	266,068	114,898	47,663	9,606	696
Total assets	1,922,774	1,833,804	1,331,483	1,107,267	467,179	198,616	93,739	58,606	60,867
Long-term obligations and Debentures	822,927	747,350	46,161	738,729	137,504	126,835	4,847	6,968	10,195
Shareholders' equity	881,595	845,686	1,126,074	237,458	267,336	49,888	75,458	36,943	14,592
Shareholders' equity excluding specific items(3)	1,866,924	1,591,266	1,671,965	667,944	425,859	46,271	71,841	33,326	10,975
Common Share Performance
Market capitalization	$3,413,000	$4,176,000	$8,859,000	$5,106,000	$2,915,000	$940,000	$1,041,000	$652,000	$652,000
Closing share price on New York Stock Exchange	$21.49	$26.41	$56.25	$38.84	$23.44	$9.45	$9.77	$6.41	$6.44
Closing number of common shares issued and outstanding (000s)	158,797	158,120	157,496	131,461	124,392	99,444	106,644	101,708	101,308
Cash Flows
Operating activities	$281,979	$334,104	$284,121	$102,494	$51,985	$52,394	$3,566	$(5,622)	$31,146
Acquisitions of intangible assets	(242,298)	(375,385)	(12,445)	(27,752)	(13,340)	(19,000)	—	—	—
Acquisitions of businesses, net of cash acquired	(25,741)	(240,581)	—	(622,145)	(43,720)	—	—	—	(5,243)
Additions to property, plant and equipment	(36,923)	(61,382)	(44,436)	(15,845)	(7,759)	(3,920)	(2,664)	(6,692)	(2,642)
Net issuance (repurchase) of common shares	12,079	(483,485)	469,163	109,604	223,128	(68,212)	4,464	197	702
Net increase (decrease) in long-term obligations and Debentures	50,456	450,195	(404,666)	309,153	(75,212)	117,705	(1,829)	(3,177)	(441)
Net increase (decrease) in cash and cash equivalents	77,181	(378,811)	309,747	(52,942)	99,807	70,004	3,749	(19,797)	21,504
Ratios
EBITDA excluding specific items as a percentage of revenue(3)	49.9%	53.3%	52.6%	49.0%	42.7%	44.9%	46.9%	37.6%	19.3%
Net income excluding specific items as a percentage of revenue(3)	25.8%	36.5%	34.8%	40.1%	30.2%	37.2%	40.2%	34.1%	11.5%
Return on equity excluding specific items(3)	12.3%	17.6%	17.3%	22.7%	22.1%	70.4%	62.4%	102.3%	24.1%
Ratio of EBITDA excluding specific items to interest expense(3)	10.2x	13.1x	8.5x	7.3x	5.1x	21.3x	192.3x	42.2x	5.3x
Product sales growth	-2.0%	24.0%	140.2%	121.4%	41.8%	37.4%	-7.3%	586.2%	59.1%
Revenue growth	4.5%	35.1%	88.7%	79.3%	54.5%	36.8%	22.9%	238.2%	18.6%
Headcount — Number of employees, end of year	1,958	1,857	1,425	1,200	701	489	377	315	250

Financial results above are in accordance with U.S. generally accepted accounting principles unless specifically identified — see notes below.

(1)
Data has been derived from consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

(2)
Pre-2003 figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

(3)
Certain financial information such as Net income excluding specific items, Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") excluding specific items, and Shareholders' equity excluding specific items are non-GAAP measures and have no standardized definitions under GAAP. They are presented to facilitate the comparison of quarterly and full-year data and may not be comparable to similar measures presented by other issuers. We believe the identification of these events enhances an analysis of our operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of these events involves judgments by us.

88  Biovail Corporation

Board of Directors and Officers

Board of Directors
Eugene N. Melnyk
Chairman of the Board and
Chief Executive Officer,
Biovail Corporation

 Rolf K. Reininghaus
Senior Vice President,
Corporate and Strategic Development,
Biovail Corporation

 Roger Rowan(1)
President and Chief Operating Officer,
Watt Carmichael Inc.

 Wilfred Bristow(2),(3)
Vice President,
Nesbitt Burns Inc.

 Paul W. Haddy(1)
Chairman,
Lakewood Holdings Ltd.

 Laurence E. Paul, M.D.(1),(2),(3)
Managing Principal,
Laurel Crown Capital, LLC

 Sheldon Plener(2),(3)
Senior Partner,
Cassels Brock and Blackwell LLP	Corporate Officers
Eugene N. Melnyk
Chairman of the Board and
Chief Executive Officer

 Brian H. Crombie
Senior Vice President and
Chief Financial Officer

 Kenneth C. Cancellara, Q.C.
Senior Vice President,
Chief Legal Officer and
Corporate Secretary

 Rolf K. Reininghaus
Senior Vice President,
Corporate and Strategic Development

 Kristine Peterson
Senior Vice President,
Commercial Operations

 Gregory J. Szpunar
Senior Vice President,
Research and Development and
Chief Scientific Officer

 Kenneth G. Howling
Vice President, Finance

 John R. Miszuk
Vice President, Controller and
Assistant Secretary

 Mark Durham
Vice President,
Corporate Human Resources	Corporate Governance
In 2002, Biovail instituted a review of its corporate governance practices. While in the past Biovail had complied with all relevant regulatory regimes with respect to corporate governance, in light of certain changes to the regulatory framework, most particularly the implementation of the Sarbanes-Oxley Act in the United States, Biovail's Board of Directors believed it was in the best interests of the Company and its shareholders to reassess and improve existing corporate governance policies.

The result of this review was the implementation of new policies reflecting best practices with respect to all areas of corporate governance. In addition to the existing Audit Committee, whose mandate was refined, Biovail created a charter for the Board of Directors, a Nominating and Governance Committee, a Compensation Committee and a Committee of Independent Directors.

(1)
Audit Committee

(2)
Nominating and Governance Committee

(3)
Compensation Committee

2003 Annual Report  89

Shareholder Information

Head Office
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

 Manufacturing Facilities
Steinbach, Manitoba
Carolina, Puerto Rico
Dorado, Puerto Rico
Chantilly, Virginia

 Research and
Development Facilities
Dublin, Ireland
Toronto, Ontario
Chantilly, Virginia
Mississauga, Ontario

 Sales and Marketing Operations
Biovail Pharmaceuticals Canada
7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

 Biovail Pharmaceuticals, Inc.
700 Route 202/206 North
Bridgewater, New Jersey 08807
U.S.A.

 Auditors
Ernst & Young LLP
Chartered Accountants
Toronto, Canada	Legal Counsel
Osler, Hoskin & Harcourt LLP
Toronto, Ontario

 Proskauer Rose LLP
New York, New York

 Registrars and Transfer Agents
CIBC Mellon Trust Company
Toronto, Ontario

 Mellon Investor Services LLC
New York, New York

 The Annual Meeting of Shareholders
The annual meeting of
shareholders will be held
at 10:00 a.m. EDT
Friday, June 25, 2004, at the
Toronto Stock Exchange Broadcast
and Conference Centre
130 King Street West
Toronto, Ontario M5X 1J2

 Stock Exchange Listings
Toronto Stock Exchange
New York Stock Exchange

 Trading Symbol:
Common Shares: BVF

 Shares Outstanding at
December 31, 2003
158,796,978	How to reach us for
more information
For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, quarterly reports or for further information, please contact Investor Relations.

 Mail
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

 Phone
(905) 286-3000

 Fax
(905) 286-3050

 E-mail ir@biovail.com
Website www.biovail.com

 The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Biovail®, Cardizem®, CEFORM™, Fastab™, FlashDose®, Glumetza™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Teveten®, Vasotec® and Vaseretic®.

Wellbutrin®, Wellbutrin SR®, Wellbutrin XL™, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

90  Biovail Corporation

7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

QuickLinks

Financial Highlights
Dear Shareholders
Strategic Overview
Full Integration
Biovail Brands
Product Pipeline
Biovail Products
Financial Review
Management's Discussion and Analysis of Financial Condition and Results of Operations
Management Report
Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Income (Loss)
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Selected Quarterly Data
Nine-Year Financial Summary
Board of Directors and Officers